UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Daiwa Kosho Lease Kabushiki Kaisha
(Name of Subject Company)

Daiwa Kosho Lease Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Daiwa House Industry Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hidenori Nakagawa
TMI Associates
23rd Floor, Roppongi Hills Mori Tower
6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan
Telephone: +81 (0) 3-6438-5511
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Proxy Statement of Daiwa House Industry Co., Ltd., dated June 12, 2006, is attached hereto as Attachment I(a).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents filed as Exhibit A and Exhibit B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Amendment to this Form CB:

Exhibit No.	Description
A	English translation of press release, dated March 13, 2006, and submitted to the Tokyo JASDAQ Stock Exchange, Inc., the Osaka Securities Co., Ltd. and the Jasdaq Securities Exchange, Inc., concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
B	English translation of current report, dated March 14, 2006 and filed with Kinki Financial Bureau Office in Japan, concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
C	Power of Attorney dated March 13, 2006, pursuant to which Daiwa House Industry Co., Ltd. grants Hidenori Nakagawa the authority to execute the Forms CB and Form F-X to be filed by Daiwa House Industry Co., Ltd. in connection with three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*

*Previously furnished on Form CB on March 14, 2006.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the "SEC") on March 14, 2006. Daiwa House Industry Co., Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWA HOUSE INDUSTRY CO., LTD.

By: ______________________________

Name: Hidenori Nakagawa
Title: Attorney-in-Fact

Date: June 13, 2006

Attachment 1(a)

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE AGREEMENT AMONG DAIWA LOGISTICS CO., LTD., DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. AND DAIWA HOUSE INDUSTRY CO., LTD.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

Access to the Place of General Meeting of Shareholders

Conference Room on the 2nd Floor,

Daiwa House Osaka Building, 3-3-5, Umeda, Kita-ku, Osaka


N
JR大阪駅
大丸百貨店
阪神百貨店
サンケイビル
国道2号線
JR東西線

- 5 minute-walk from Sakurabashi Exit, JR Osaka Station
- 5 minute-walk from West Gate Exit, Hanshin Umeda Station
- 5 minute-walk from North Gate Exit, Yotsuhashi Subway Line Nishi-Umeda Station
- 12 minute-walk from 3rd Floor Gate Exit, Hankyu Umeda Station

* Directly linked by Osaka Garden City underground path way.

(Translation)

Security Code: 9762
June 12, 2006

Dear Shareholders:

Mutsuo Kajimoto
President and Representative Director
Daiwa Kosho Lease Co., Ltd.
2-1-36, Noninbashi, Chuo-ku,
Osaka, Japan

Notice of the 55th Ordinary General Meeting of Shareholders

Please take notice that the 55th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

If you are unable to attend the meeting, you can exercise your voting right by submitting a written statement. In such a case, you are kindly requested to review the reference materials provided, indicate your vote of approval or disapproval on the enclosed Proxy and return the Proxy to us. The Proxy must be received by 5:30 p.m. on Tuesday, June 27, 2006.

The 55th Ordinary General Meeting of Shareholders

1. Date and time: Wednesday, June 28, 2006 at 10:00 a.m.
2. Place of meeting: Conference Room on the 2nd Floor, Daiwa House Osaka Building 3-3-5, Umeda, Kita-ku, Osaka (Please see the attached access map)
3. Purpose of the meeting

   Matters to be reported:

   1. The Business Report, the Balance Sheet, the Statement of Income, the Consolidated Balance Sheet and the Consolidated Statement of Income for the 55th Fiscal Year

(from April 1, 2005 to March 31, 2006)

2. The Consolidated Accounting Documents Inspection Results from Independent Auditors and the board of auditors for the 55th Fiscal Year (from April 1, 2005 to March 31, 2006)

Matters to be resolved:

Proposal 1	Approval of the proposed appropriation of retained earnings for the 55th fiscal year
Proposal 2	Approval of the Stock for Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd.
Proposal 3	Partial amendment to the Company's Articles of Incorporation
Proposal 4	Election of twelve (12) directors

□In attending the meeting, please present the enclosed Proxy Statement to a receptionist at the place of meeting.

□In case of any change in the documents attached hereto and the reference materials, the change shall be announced through the Company's website (http://www.daiwakosho.co.jp).

(Exhibit)

BUSINESS REPORT

(From April 1, 2005 to March 31, 2006)

1. Operating Overview

(1) Operating Developments and Results of the Group

In the current fiscal year, in spite of several economic concerns including soaring crude oil prices, the Japanese economy has finally overcome the "leveling-off" stage and showed signs of gradual recovery. In Japan, private demand such as capital investment and consumer spending grew steadily and exports rose, backed by strong growth of the global economy.

Under such environment, the Group regards the expansion of sales as its top-management priority. In addition to developing high-quality new products offered at reasonable prices, we deployed aggressive sales schemes to attract new customers under which we propose solutions tailored to specific user needs. We also expanded our sales office network as well as promoted effective operation for showrooms to reinforce the sales operation. Through these measures, we exerted company-wide efforts to improve productivity.

As a result of these efforts, we recorded the following business results for the current fiscal year.
Net sales for the prefabricated construction business were 55,947 million yen, down 1.8% from the previous term; net sales for the commercial construction business were 49,295 million yen, up 20.7% from the previous term; net sales for the housing complexes business were 7,884 million yen, up 28.7% from the pervious term; net sales for the auto & leasing business were 9,110 million yen, up 13.7% from the previous term; and net sales for other businesses were 96 million yen, down 5.0% from the previous term. In total, net sales for the current consolidated fiscal year increased 9.2% over the previous year to 122,334 million yen.

Income from Ordinary Operations increased 39.2% over the previous year to 10,021 million yen, and net income increased 10.3% over the previous year to

4,485 million yen. It is our priority policy to pay dividends to our stockholders in a stable manner over a long period while achieving improvements of corporate constitution and enhancing retained earnings which are necessary to develop our future business operations.

For the current fiscal year, we propose to pay a year-end dividend of 6 yen per share, in addition to paying an interim dividend of 6 yen per share that was already paid, for a full-term dividend payment of 12 yen per share.

Status by business type segment is as follows.

<Sales by Business Segment>

Business Segment		Amount of Sales (millions of yen)	Year-on-Year Growth Ratio (%)	Composition Ratio (%)
Prefabricated Construction	lease	26,448	(5.7)	21.6
	sales	29,499	1.9	24.1
	Total	55,947	(1.8)	45.7
Commercial Construction	lease	26,240	17.3	21.4
	sales	23,054	24.7	18.9
	total	49,295	20.7	40.3
Housing Complexes	lease	1,971	46.2	1.6
	sales	5,913	23.8	4.8
	total	7,884	28.7	6.4
Auto & Leasing	lease	7,155	10.2	5.9
	sales	1,955	28.8	1.6
	total	9,110	13.7	7.5
Others	lease	96	(5.0)	0.1
	sales	-	-	-
	total	96	(5.0)	0.1
Total	lease	61,911	6.1	50.6
	sales	60,422	12.5	49.4
	total	122,334	9.2	100.0

(Note) Amounts above are rounded down to the nearest million yen.

(Prefabricated Construction)

In our Prefabricated Construction business, we built government offices of public agencies and public utilities to be leased for short terms and long terms (over 2 years). We also participated in projects under PFI (private finance initiative) for 5 locations, which include the "Yasu Municipal Yasu Elementary School and Yasu Kinder Garden Service, Maintenance and Management Project" (Shiga Prefecture), and the "Kaminoyama City School Lunch Service Center Construction, Maintenance and Management, etc. Project" (Yamagata Prefecture).

As for new products, we commenced sales of our "Daiwa Resist" fire-resistant prefabrication system, which is made with an exterior wall material that uses carbon fiber (non-asbestos) that is highly fire resistant, "Daiwa Assist School Type" exclusively planned and designed for use of temporary classrooms, and "Daiwa Friend," a small-scale multi-purpose product.

To address environmental preservation, we worked hard on the expansion of our "Re-use Foundation". The "Re-use Foundation" uses reinforced concrete and wide flange beam, both of which are factory-produced. This makes it possible to lessen the burden of site work, greatly shorten construction period and decrease waste materials arising from demolition work.

(Commercial Construction)

In our Commercial Construction business, we are expanding our business as a developer of commercial facilities under two brands: the "Frespo" series, a suburban-type open mall system for neighborhood-type shopping centers and community-type shopping centers and the "BiVi" series, an urban-type commercial facility.

We also promoted our business to support local governments for the effective use of unused land. As a part of such project, we deployed commercial facilities in public land in Kyoto City.

(Housing Complex)

In our Housing Complex business, we have been working hard to expand the sales of "Uni Flex", which was launched in the market in September 2002, by displaying in various display sites nationwide. In addition, to meet the diversifying customers' needs in Japan, a country with a wide range of climatic conditions, various specifications and color variations are available. Our lineup includes specifications for heavy snow regions, cold regions, extremely cold regions, and for Okinawa, a region that is often affected by typhoons.

As a new product, we developed "Uni Flex Cube," a maisonette type product that targets single households, and commenced sales in April of 2005.

In our efforts to protect the environment, we adopted the "PCa foundation" (patented) to the "Uni Flex" and "Uni Flex Cube". This "PCa foundation" has outstanding durability and facilitate dramatically-shortened construction period through onsite pouring of concrete in joint portions. Such environmentally friendly construction method made a significant contribution to the reduction of industrial waste.

(Auto & Leasing)
In our Auto & Leasing business, the name of which was changed from the Auto Lease Business Division in April of 2004, we are continuously engaged in the business mainly with corporate customers. With the leasing of various types of vehicles (14,960 vehicles) such as passenger vehicles, forklifts, buses, etc. as a core of the business, we also expanded the business into the leasing of facilities and equipment.

(2) Tasks of the Company

In the next fiscal year, the Group expects that the economy will continue to recover lead by private-sector demand such as growth of corporate earnings and increase in capital investment, although there are uncertainties such as rise in crude oil prices, etc.

Under these circumstances, the Group will establish a highly-profitable structure by effective use of managerial resources. It will also work to improve its corporate performance by implementing various measures, including focus on environmental concerns, development of user-oriented products, and development of new markets, by active promotion of new business, etc.

(3) Capital Investment and Financing Status

Capital investment during the consolidated fiscal term amounted to 35,957 million yen, which includes leasing assets of 32,970 million yen and company business assets 2,987 million yen. The necessary fund of the investments was financed by the Company and by the fund procured by securitization of receivables.

(4) Operating Results and Changes in Assets

1) Consolidated Operating Results and Changes in Assets

Section	54th Fiscal Year 2004	55th Fiscal Year 2005 (Current Consolidated Fiscal Year)
Amount of Sales (millions of yen)	112,074	122,334
Income from Ordinary Operations (millions of yen)	7,200	10,021
Net Income (millions of yen)	4,065	4,485
Net Income per Share (yen)	27.88	30.70
Total Assets (millions of yen)	223,136	247,953
Net Assets(millions of yen)	94,078	99,582

(Note)

1. Amounts above are rounded down to the nearest million yen except for net income per share.
2. Amounts for net income (loss) per share are calculated based on the average number of issued shares (excluding treasury stock) during the relevant fiscal year and rounded off to the nearest thousand.
3. Consolidated financial statements on and before the 53rd are not available, as the Company started to prepare consolidated financial statements in the 54th fiscal year.

2) Non-Consolidated Operating Results and Changes in Assets

Section	52nd Fiscal Year 2002	53rd Fiscal Year 2003	54th Fiscal Year 2004	55th Fiscal Year 2005 (current term)
Amount of Sales (millions of yen)	90,896	95,860	110,720	121,282
Income from Ordinary Operations (millions of yen)	4,709	7,158	7,175	9,833
Net Income or Loss (millions of yen)	(2,565)	4,832	4,014	4,335
Net Income or Loss per Share (yen)	(17.21)	32.93	27.52	29.66
Total Assets (millions of yen)	181,241	192,537	220,581	245,409
Net Assets(millions of yen)	87,704	92,341	93,560	98,914

(Note)

1. Amounts above are rounded down to the nearest million yen, except for net income per share.

2. Amounts for net income (loss) per share are calculated based on the average number of issued shares (excluding treasury stock) during the relevant fiscal year and rounded off to the nearest thousand.

2. Summary of the Group and the Company (as of March 31, 2006)

(1) Principal Business of the Group

Business Segment	Content of Business	Name of Company
Prefabricated Construction	Leasing, and sales of standardized buildings, and construction work of such buildings	The Company

	PFI business: Operation, Maintenance and Management Project of Shiga Prefecture, Yasu Municipal Yasu Elementary School and Yasu Kinder Garden	Yasu Hohoemi PFI Co., Ltd.
	PFI Business: Chiba Prefecture Ichikawa City, Clean Center Waste Heat Utilization Facility Operation and Management Project	Bayspa Ichikawa CC Co., Ltd.
	PFI Business: Yamagata Prefecture Kaminoyama City School Lunch Service Center Construction, Maintenance and Management, etc. Project	Eco Lunch Factory Kaminoyama Co., Ltd.
	PFI Business: construction, maintenance and management, and operation project of new construction of elementary school, children's hall and pool in Togo-cho, Aichi Prefecture	Togo CNS Co., Ltd.
	PFI Business: Construction and maintenance and management project of integrated school of Gobancho Elementary School and other elementary schools in Toyama City	Machikko Toyama IES Co., Ltd.
Commercial Construction	Construction of commercial facilities, etc., subleasing buildings built by the company and lands which are leased from the clients, and intermediary of real estate transactions	The Company
	Management and operation of commercial facilities leased by the Company	Daiwa Unei Kanri Co., Ltd.

Housing Complexes	Construction of multi-occupancy housing and subleasing of part of such leased from client, to third parties	The Company
Auto& leasing	Lease and sales of automobiles and equipment, non-life insurance agency business	The Company

(2) Principal Offices of the Group

1) Daiwa Kosho Lease Co., Ltd.

Head Office: 2-1-36, Noninbashi, Chuo-ku, Osaka

Main Office and Branch Office

Sapporo Branch	Sendai Branch	Fukushima Branch	Tokyo Main Office	Tama Branch (Tokyo Metropolis)
Tokyo Chuo Branch	Yokohama Branch	Atsugi Branch (Kanagawa Prefecture)	Chiba Branch	Saitama Branch
Utsunomiya Branch	Nagoya Branch	Shizuoka Branch	Kanazawa Branch	Osaka Main Office
Hokusetsu Branch (Osaka Prefecture)	Minami Osaka Branch	Kyoto Branch	Kobe Branch	Shiga Branch
Nara Branch	Hiroshima Branch	Okayama Branch	Takamatsu Branch	Fukuoka Branch
Kumamoto Branch	Kagoshima Branch			

(Note)

As of April 1, 2005, the Nishi Tokyo Sales Office was promoted to the Tama Branch after a change of name, and Utsunomiya Sales office was promoted to the Utsunomiya Branch, the Hokusetsu Sales Office was promoted to the Hokusetsu Branch, the Minami Osaka Sales Office was promoted to the Minami Osaka Branch, and together with these, the Tokyo Chuo Branch, formerly a sales office, was also promoted. Additionally, the Tokyo Branch was integrated into the Tokyo Main Office.

Depots and Plants

Sapporo Depot Plant	Tochigi Ninomiya Depot Plant	Nagano Sanada Depot Plant	Shiga Minakuchi Depot Plant	Shikoku Depot Plant (Kagawa Prefecture)
Fukuoka Depot Plant	Misawa Depot (Aomori Prefecture)	Sendai Depot	Chiba Chonan Depot	Yamanashi Tsuru Depot
Mie Depot	Hokuriku Depot (Toyama Prefecture)	Okayama Depot	Hiroshima Unit Depot	Kosa Unit Depot (Kumamoto Prefecture)
Kagoshima Depot	Okinawa Depot			

(Note)

1. Depots of the Company are performing storage management of standard construction parts provided for lease or sales.
2. The Yamanashi Tsuru Depot was opened on September 12, 2005.
3. The Okayama Depot had its name changed from Okayama Kuse Depot on February 1, 2006
4. The Kagoshima Plant was newly established as of April 3, 2006.

2) Subsidiaries

Daiwa Unei Kanri Co.,Ltd. (Osaka City), Yasu Hohoemi PFI Co.,Ltd. (Shiga Prefecture), Bayspa Ichikawa CC Co.,Ltd. (Chiba Prefecture), Eco Lunch Factory Kaminoyama Co.,Ltd. (Yamagata Prefecture), Togo CNS Co.,Ltd. (Aichi Prefecture), Machikko Toyama IES Co.,Ltd. (Toyama Prefecture)

3) Affiliated company to which the equity method is applied

Daiwa Service Co., Ltd. (Osaka City)

(3) Stocks

1) Total number of shares to be issued by the Company:

· 370,000,000 ordinary shares

2) Total number of shares issued: · · · · · · · · · · · · · · · · 149,837,999 shares

3) Number of shares per unit: · 1,000 shares

4) Total number of shareholders · 9,077

5) Principal shareholders

Name of Shareholder	Holding of the Company		Holding of the principal shareholders of the Company	
	Number of shares held	Shareholding ratio	Number of shares held	Shareholding ratio
	thousands of shares	%	thousands of shares	%
Daiwa House Industry Co., Ltd.	57,145	38.1	3,767	0.7
The Master Trust Bank of Japan, Ltd. (trust account)	7,226	4.8	-	-
Japan Trustee Services Bank, Ltd. (trust account)	7,186	4.8	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,594	3.1	-	-
Sumitomo Mitsui Banking Corporation	4,190	2.8	-	-
Mizuho Corporate Bank, Ltd.	4,190	2.8	-	-
Nippon Life Insurance Company	2,205	1.5	-	-

(Note)

1. Numbers of stocks held are rounded down to the nearest thousand
2. Shareholding ratio is rounded off to two decimal places.

3. The Company, which is excluded from the principle shareholders listed above, holds 6,161,051 shares of treasury stock as of March 31, 2006.
4. The Bank of Tokyo-Mitsubishi UFJ, Ltd. was merged between the Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank, Ltd., which was effective on January 1, 2006.

(4) Acquisition and Holding of Treasury Stock

1) Acquired shares: · 83,539 ordinary shares
Total amount paid of shares acquired: · · · · · · · · · · · · · 54,463,609 yen

2) Shares held at the end of this term: · · · · · · · · 6,161,051 ordinary shares

(5) Employee Information of the Group

1) Number of Employees of the Group

Classification	Number of Employees
Prefabricated Construction	1,077
Commercial Construction	295
Housing Complexes	157
Auto & Leasing	64
Other	-
Overall group companies (common)	49
Total	1,642

2) Number of Employees of the Company

Number of Employees	Change in the Number of Employees from the End of the Previous Fiscal Year	Average Age of Employees	Average Length of Service
1,605	+167	37.1 years	12.2 years

(Note)

1 In addition to the above, fourteen (14) employees are being seconded to subsidiaries.

2. Numbers for average age and average length of service are rounded off to two places of decimal.

(6) Business Combination Information

1) Major subsidiaries and affiliates

The following are major subsidiaries of the Company:

Company Name	Capital Amount	Holding ratio	Principal Business
Daiwa Unei Kanri Co.,Ltd.	20 million yen	100%	Management and security services of commercial facilities leased by the Company
Yasu Hohoemi PFI Co.Ltd.	50 million yen	100%	PFI business: Servicing, Maintenance and Management Project of Yasu Elementary School and Yasu Kinder Garden run by the City of Yasu in Shiga Prefecture
Bayspa Ichikawa CC Co., Ltd.	100 million yen	100%	PFI Business: Management and Operation Project of the Waste Heat Utilization Facility at the Ichikawa City Clean Center in Chiba Prefecture

Eco Lunch Factory Kaminoyama Co., Ltd.	20 million yen	100%	PFI Business: Construction, Maintenance and Management Project of Kaminoyama City School Lunch Service Center in Yamagata Prefecture
Togo CNS Co., Ltd.	25 million yen	72.0%	PFI Business: construction, maintenance and management, and operation project of new construction of elementary school, children's hall and pool in Togo-cho, Aichi Prefecture
Machikko Toyama IES Co., Ltd.	30 million yen	76.7%	PFI Business: Construction and maintenance and management project of integrated school of Gobancho Elementary School and other elementary schools in Toyama City

The following is an affiliate of the Company:

Company Name	Capital Amount	Company's Stale	Principal Business
Daiwa Service Co., Ltd.	130 million yen	20%	Management, cleaning and security services of facilities

2) Business Combination Information

The Company has six consolidated subsidiaries as shown above. In the current consolidated fiscal term, the Company established Togo CNS Co., Ltd. on August 4, 2005, and Machikko Toyama IES Co., Ltd. on February 20, 2006,

respectively. There is one affiliated company to which the equity-method is applied (Daiwa Service Co., Ltd., Osaka).
The business results are described in the "Operating Developments and Results of the Group."

3) Other Important Business Combination
As of March 31, 2006, Daiwa House Industry Co., Ltd. ("Daiwa House") owns 40.8% of the voting rights of the Company, including an indirect ownership. The Company is a consolidated subsidiary of Daiwa House. Concerning operational transactions with Daiwa House, although there are some business fields that compete with each other, there is no competitive relationship in the temporary building leasing area, which is the primary business of the Company. We have therefore maintained transparency in our transactions.

At the meeting of the board of directors held March 13, 2006, the Company, a consolidated subsidiary of Daiwa House, passed a resolution, and made an announcement, to execute the exchange of stock exchange agreement, in which the Company becomes a wholly-owned subsidiary of Daiwa House as of August 1, 2006 through stock exchange. The Company's shareholders will receive 0.421 shares of Daiwa House's stock per a share of the Company.

We believe that speed and efficiency of management will be dramatically improved by eliminating management overlap and competition in the Daiwa House Group. We will further strengthen collaboration with Daiwa House, which will be our wholly-owning parent company. While respecting the independence, we, as a member of Daiwa House Group, will develop business strategies which are even more comprehensive than before.

(7) Directors and Statutory Auditors

Title	Name	Responsibilities
Chairman and Representative Director	Sadao Yoshii	Chairman and Representative Director of Daiwa Royal Co., Ltd.
President and	Mutsuo Kajimoto	

Representative Director		
Managing Director	Teruhisa Ishibashi	Responsible for Production and Depot Division
Managing Director	Masataka Ishibash i	Responsible for Business Promotion
Managing Director	Toru Nakanishi	Responsible for Management Division
Director	Masao Takai	General Manager, Commercial Construction Lease Business Department
Director	Harumasa Shoug aki	Responsible for Technology Division
Director	Shinji Ishioka	Chubu (Hokuriku) District Director, Nagoya Branch Manager
Director	Hisayoshi Maeson o	General Manager, Housing Complexes Lease Business Department
Director	Syunsaku Morita	General Manager, Prefabricated Construction Business Department, Private Sector Initiative Research Center
Director	Satoshi Henmi	Kanto (Tokyo) District Director, Kita Kanto District Director, Saitama Branch Manager
Full-time Statutory Auditor	Seigo Shimizu	
Full-time Statutory Auditor	Nobuyuki Nakamu ra	
Full-time Statutory Auditor	Toshihiko Osawa	
Statutory Auditor	Toshihiko Emi	Full-time Statutory Auditor of Daiwa House Industry Co., Ltd.

(Note)

1. Change of Directors and Statutory Auditors during this term

(1) Toshihiko Osawa was newly elected and appointed as a Statutory Auditor at

22 of 94

the 54th Ordinary General Meeting of Shareholders held on June 28, 2005.
(2) Eisuke Oze resigned as Statutory Auditor at the conclusion of the 54th Ordinary General Meeting of Shareholders held on June 28, 2005.
2. Seigo Shimizu, (full time Statutory Auditor) and Toshihiko Emi (statutory auditor) are outside statutory auditors.

(8) The Amount of Compensation Payable to Independent Auditor

1) The amount of compensation payable to Independent Auditor by the Company and its subsidiaries: · · · · · · · · · · · · · · · · · · · 41 million yen

2) Of the amount shown in (8)1) above, total amount of compensation payable to Independent Auditor by the Company and its subsidiaries in consideration for audits and other certificate services defined in Article 2(1) of the Certified Public Accountant Law (Law No. 103 of 1948): · · · · · · · · · · · · · · 37 million yen

3) Of the amount shown in (8)2) above, total amount of compensation payable by the Company to Independent Auditor for audit and other services:
· 34 million yen

(Note) Because audit agreements between the Company and the independent auditors do not make a clear distinction between the amount of compensation for audit under "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc." and the amount of compensation for audit under "The Securities and Exchange law", the total amount of compensation for these audits are shown in (8)3) above.

Non-Consolidated Balance Sheets

(As of March 31, 2006)

(Unit: Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		**(Liabilities)**	
Current Assets	**76,598**	**Current Liabilities**	**58,420**
Cash and Deposits	15,765	Notes Payable	9,590
Notes Receivable	3,438	Accounts Payable - Trade	7,536
Accounts Receivable - Rentals	27,070	Accounts Payable - Other	2,319
Accounts Receivable - Trade	9,964	Accrued Expenses	443
Accounts Receivable - Installments	2,105	Income Taxes Payable	2,333
Land and Buildings for Sale	255	Advance Received	3,446
Materials and Supplies	615	Deposits Payable	225
Inventories - Other Work in Process	473	Current Deferred Rental Income	21,604
Inventories - Construction in Process	1,594	Other Current Rental Income	38
Prepaid Expense	13,193	Allowance for Bonuses	1,310
Deferred Tax Assets	869	Current Portion of Obligation Under Trust Contracts	6,379
Other	1,308	Deferred Gross Profits on Installment Sales	1,366
Allowance for Doubtful Accounts	(56)	Unrealized Profits on Installment Sales	168
Fixed Assets	168,811	Other	1,655
Tangible Fixed Assets	96,725	**Fixed Liabilities**	**88,074**
Assets for Rentals	81,945	Construction Assistance Fund Received	38,495
Buildings for Rentals	6,320	Long-term Deposits Received	20,029
Equipment for Rentals	1,627	Deferred Rental Income	6,029
Automobile for Rentals	16,364	Obligation Under Trust Contracts	14,165
Real Estate for Rentals	55,442	Deferred Tax Obligation Related to Revaluation	822
Construction in Process	2,190	Allowance for Employees' Retirement Benefits	8,036
Company Properties	14,780	Other	495
Buildings	4,762		
Structures	621	**Total Liabilities**	**146,494**
Machinery and Equipment	989		
Automobile	132	**(Stockholders' Equity)**	
Furniture and Fixtures	163	**Common Stock**	**21,768**
Land	7,654	**Capital Surplus**	**26,991**
Construction in Process	455	Additional Paid In Capital	26,991
Intangible Fixed Assets	314	**Retained Earning**	**47,310**
Software	118	Legal Reserve	2,749
Telephone Rights	49	Other Retained Earning	39,731
Facility Utilization Rights	145	Reserve for Advanced Depreciation	131
Investments and Other Assets	71,771	Other Reserves	39,600
Investment Securities	12,649	Retained Earning End of Year	4,829
Long-term Loans	676	**Land Revaluation Differences**	**1,209**
Long-term Prepaid Expense	4,079	**Unrealized Gain on Securities**	**3,843**
Construction Assistance Fund Deposits	29,877	**Treasury Stock**	**(2,208)**
Guarantee Deposits	574		
Deposits	18,925	**Total Stockholders' Equity**	**98,914**
Deferred Tax Assets	4,230		
Other	1,355		
Allowance for Doubtful Accounts	(598)		
Total Assets	**245,409**	**Total Liabilities/Stockholders' Equity**	**245,409**

Note:

1. Amounts above are rounded down to the nearest millions of Yen.
2. Principal accounting policies are as set forth in the pages to follow the statement of income.

Non-Consolidated Statement of Income
(From April 1, 2005, to March 31, 2006)

(Unit: Millions of Yen)

Section		Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Net Sales		
		Rental Revenue	62,014	
		Sales Revenue	59,127	
		Other	141	121,282
		Cost of Sales		
		Cost of Rental Income	51,327	
		Cost of Sales	46,469	97,797
		Gross Profit from Sales		23,485
		Selling, General & Administrative Expense		15,409
		Operating Income		8,076
	Non-Operating Income & Expense	Non-Operating Income		
		Interest Received	427	
		Divided Received	108	
		Amortization of Actuarial Differences	1,844	
		Other	375	2,755
		Non-Operating Expense		
		Interest Expense	595	
		Expense for Trust Contracts	245	
		Other	157	998
		Income from Ordinary Operations		9,833
Extraordinary Income & Expense		Extraordinary Income		
		Gains on Return of Allowance for Doubtful Accounts	18	
		Gains on Adjustment of Income & Expense from Last Year	34	
		Other	1	53
		Extraordinary Expense		
		Loss on Sales of Fixed Assets	994	
		Loss on Disposition of Fixed Assets	393	
		Retirement Benefits for Directors	188	
		Loss on Revaluation of Land for Sale	72	
		Loss on Impairment	215	
		Loss On Sublease Agreement	181	
		Loss on Adjustment of Income & Expense from Last Year	157	
		Other	233	2,435
	Income Before Income Taxes			7,451
	Current Income Taxes		4,245	
	Deferred Income Taxes		(1,130)	3,115
	Net Income			4,335
	Retained Earning Beginning of Year			1,256
	Reverse in Reserve by Land Evaluation			98
	Interim Dividend			862
	Retained Earning End of Year			4,829

Note:
1. Amounts above are rounded down to the nearest millions of Yen.
2. Principal accounting policies are as set forth in the pages to follow the income statement.

Note:
Significant Accounting Policies

The following are the significant accounting principles and procedures adopted in preparing the balance sheet and the income statement.

1. Securities

- Investments in Subsidiaries and Affiliates are stated at cost based on moving-average cost method

- Other Securities:
  - Marketable securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price as of the accounting settlement date.
  - Non-marketable equity securities are stated at cost based on the moving-average cost method.

2. Inventories

Land for sale and construction in work are stated at cost, as determined on a specific project basis.
Materials, supplies and work in process are stated at cost, as determined based on the weighted average cost method.

3. Property and Equipment

Property and equipment are stated at cost.

(1) Depreciation of buildings for rentals is computed on the declining balance method, at rates based on the legal useful lives as stipulated in the Corporation Tax Law (depreciable amount is tallied by individual component unit based on the first-in, first-out method).

(2) Depreciation of general equipment and automotive equipment for rentals is computed on the straight line method over the lease contract period.

(3) Concerning the real estate for rentals, buildings relating to the long-term lease contracts with specific customers are computed on the straight line method over the lease contract period; others are computed on the declining

balance method in accordance with the Corporation Tax Law.

(4) Other fixed assets are computed on the declining balance method in accordance with the Corporation Tax Law; except for the buildings acquired on and after April 1, 1998 excluding the equipment attached to the buildings, has been computed on the straight line method.

4. Intangible assets

Intangible assets have been computed on the straight line method in accordance with the Corporation Tax Law; except for the depreciation of the "software" has been principally computed on the straight line method, at rates based on the serviceable period (5 years).

5. Long-term prepaid expenses

Long-term prepaid expenses are evenly amortized in each year.

6. Allowances

- Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables to cover expected losses from bad debts.
  - (1) The allowance for general receivables is provided for based on the Company's past credit loss experience.
  - (2) The allowance for probable bad debts and claims in bankruptcy is provided for based on the evaluation of potential losses in receivables outstanding.
- Allowance for Bonuses has been allocated based on the expected payment during this term to be paid to employees.
- Allowance for Employees' Retirement Benefits amounts to for retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial gains and losses are amortized in the year in which they arise.

7. Accounting for Sales

(1) Accounting standard for rental income

(A) Accounting for standard construction lease:

(i) Concerning the general leased property, total amount of lease fees, dismantling fees of buildings for lease, and transportation fees, etc., during the lease contract period are accounted for as the rental income or the leasing receivable, at the construction completed date of the buildings for lease or the starting date of the lease contract period, whichever comes later. At the end of the fiscal year, deferred rental fees, dismantling fee for the non-dismantled properties, and the transportation fees, etc., are deducted from the rental income, and are accounted for as the deferred rental income.

(ii) Concerning the long-term and large leased properties in accordance with a certain standard, total amount of the contract price are accounted for in a lump sum as the rental income and the account receivable-rentals. At the end of the fiscal year, deferred rental fees are deducted from the rental income, and are accounted for as the deferred rental income.

(B) Accounting for leased automobiles, leased equipment, and real-estate leasing:

Rental income from leased automobiles, leased equipment, and real-estate leasing are accounted for as the rental income and the account receivable-rentals.

(2) Accounting standard for sales revenues

(A) General properties for sales are accounted for based on the completed contract method; large properties on deferred payment sales categorized on a certain standard are accounted for on the deferred payment basis.

(B) Sales revenues relating to the installment sales arising from the Auto Leasing business are accounted for on the due date basis for installment accounts receivable.

8. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

9. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

[Change in the statement method]

(Income Statement related)

Adjusted deferred gross profit on installment sales posted as adjustments to the gross profit until the previous term is shown to be included in the cost of sales included in the Cost of Sales from this term, since the monetary significance is small. In connection with this, the indication of adjusted deferred gross profit on installment sales is deleted. The amount of reversal of the deferred income included in the cost of goods sold this term is 311 million yen.

Notes (Unit: Millions of yen)

(Balance Sheet)

1. Accumulated depreciation on property, plant and equipment: · 62,799
   (Accumulated depreciation on leased properties: · · · · · · · · · · · 53,094
2. Short-term Accounts Receivables to subsidiaries: · · · · · · · · · · · 372
3. Short-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · · 66
4. Long-term Accounts Receivables to subsidiaries: · · · · · · · · · · · 516
5. Long-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · · · 1
6. Subsidiaries' stocks included in the investment securities · · · · · · · 231
7. Pledged Assets
   Investment securities: · 70
8. Other than capitalized on the balance sheet, lease contracts for package computer and facility, and vehicles are accounted as expenses.
9. Guarantee Liabilities: · 2,542
10. Automobile contract : · 20,032
11. Long-term note receivables relating to the collection of installment accounts receivable: · 168
12. Land used for business is revaluated in accordance with the "Law Concerning Land Revaluation" (Law No. 34 promulgated on March 31, 1998), and revaluation difference is capitalized as "land revaluation difference."
    (1) Revaluation method:
    Land used for business is calculated, with reasonable adjustment, in accordance with the land tax assessment (*rosen-ka*) as stipulated in

Article 2, Item (iv) of the Enforcement Ordinance of the Law Concerning Land Revaluation (Cabinet Ordinance No. 119 promulgated on March 31, 1998), and the appraisal evaluation submitted by the real-estate appraiser or assistant to the real-estate appraiser as defined in Article 2 (v) of the same Cabinet Ordinance.

In addition, appropriation of the land evaluation difference for the dividends is in accordance with Article 7-2.1 of the Law Concerning Land Revaluation; and the amount of the land evaluation difference is included in the dividend limitation amount pursuant to Article 124, Item (iii) of the Enforcement Regulations to the Commercial Code.

(2) Revaluation Date: · March 31, 2002
(3) Difference between the fair market value at the end of the revaluation year and the book value after revaluation: · · · · · · · · · · · · · 4,575

13. Dividend limitations
Net assets increased because the assets have been evaluated at the market value as stipulated in Article 124, Item (iii) of the Enforcement Regulations to the Commercial Code are reported at cost: · · · · · · · · · · · · · · 5,052

14. Obligation under trust contracts
This is the financing amount in connection with the securitization of the accounts receivable and the leasing receivables into the trust beneficiary interests.

15. Change in purpose of holding fixed assets
Due to the change in the purpose of holding the fixed assets, land in the amount of 2,938 million yen is transferred from the land in the company properties to the land for rentals;
land in the amount of 74 million yen from land for rentals to the land for sale, and building in the amount of 18 million from leasing real-estate to the building for sale.

(Income Statement)

(Unit: Millions of yen)

1. Transaction to subsidiaries
   - Sales: · 140
   - Purchase: · 843
2. Net income per share: · · · · · · · · · · · · · · · · · · · 29.66 (in full yen)

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

(1) Current

Deferred tax assets:

Income tax payable:	182
Allowance for bonuses:	530
Other:	156
Total deferred tax assets:	869

(2) Fixed

Deferred tax assets:

Allowance for doubtful accounts:	119
Depreciation:	2,030
Unrealized gain on investment securities:	34
Allowance for employees' retirement benefits:	3,253
Loss on impairment::	77
Accounts payable for demolition work in the LOC project:	225
Other:	1,214
Total deferred tax assets:	6,956

Deferred tax liabilities:

Reserve for advanced depreciation:	(86)
Unrealized gain on other securities:	(2,613)
Other:	(25)
Total deferred tax liabilities:	(2,725)
Net deferred tax assets:	4,230
Deferred tax liabilities related to revaluation:	(822)
Total deferred tax payable related to revaluation:	(822)

1. Reconciliation of the differences between the statutory tax rates and the effective income rates:

   Notes on this item are intentionally omitted as the differences between the statutory tax rates and the effective income rates is 5% or less of the statutory tax rates.

(Pension and Severance Plans)

1. The company uses lump sum payment severance plan in combination with corporate pension fund as defined benefit pension plan.

2. Benefit obligations

Benefit obligation:	(20,764)
Fair value of plan assets:	12,727
Allowance for employees retirement benefits:	(8,036)

3. Net pension and severance costs

(1)Service cost:	1,097
(2)Interest cost:	487
(3)Difference of actuarial gain/loss:	(1,844)
(4)Net pension and severance costs:	(259)
(5)Gains on recovery of actuarial liability:	(16)
Total:	(276)

(Note) The company has stated in non-operating income gains on recovery of actuarial liability of 16 million yen that has arisen in connection with completing the return of the authorization of the employees' pension fund to make payment on behalf of the government to the national government during this fiscal year.

4. Assumptions used as of March 31, 2006

(1)Discount rate:	2.5%
(2)Expected return on plan assets:	0.0%
(3)The methods of term allocations of employment benefits:	
Severance plans:	Point method
Corporate pension funds:	straight-line method
(4)Recognition period of actuarial gain/loss:	1 year
(5)Recognition period of prior service cost::	1 year

<u>Appropriation of Profit</u>

(Unit: yen)

Accounting Item	Amount	
Retained Earning End of Year		4,829,303,187
Reverse in Reserve for Advanced Depreciation		5,128,825
Total		4,834,432,012
The total amount will be appropriated as follows:		
Dividends	862,061,688	
(6 yen per share)		
Bonuses for Officers	73,875,000	
(Bonuses for Statutory Auditors)	(12,375,000)	
Other Reserves	3,800,000,000	4,735,936,688
Retained Earning Carried Forward		98,495,324

(Note) The company paid interim dividends of 862,322,022 yen (6 yen per share) on December 9, 2005.

Copy of Audit Report of Accounting Auditors

Report of Independent Auditors

May 25, 2006

The Board of Directors
Daiwa Kosho Lease Co., Ltd.

We have audited the balance sheet of Daiwa Kosho Lease Co., Ltd. (the "Company") for the period between April 1, 2005 and March 31, 2006, and the statement of income, the business report (limited to the portions relating to the accounting), and the statement of profit appropriation and loss disposal and the accompanying statements (limited to the portions relating to the accounting) for the year then ended, the 55th fiscal year, in accordance with Article 2.1 of "the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha.*" The portions relating to the accounting subject to the audit in the business report and the accompanying statements are those described in accordance with the records of accounting books among the items described in the business report and the accompanying statements. The Company's management has the responsibility for these financial statements. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements have no material misstatement. An audit includes examining, on a test basis, items supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion. This audit included the auditing procedures performed for the subsidiaries that we deemed it necessary.

(1) The balance sheet and the income statement correctly state the assets, and profits and losses of the Company in accordance with the laws and regulations and the articles of incorporation;

(2) The business report (limited to the portions relating to the accounting) correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) The statement of profit appropriation and loss disposal (limited to the portions relating to the accounting) complies with the laws and regulations and the articles of incorporation; and

(4) There are no matters to be pointed out in accordance with the Commercial Code for the accompanying statement (limited to the portions relating to the accounting).

There are no interests between the Company, this auditing corporation or executive employees to be stated in accordance with the Certified Public Accountant Law and this Company.

Deloitte Touche Tohmatsu

____

Seiichiro Azuma (seal)
Designated employee & Executive employee, certified public accountant

____

Shigekazu Tada (seal)
Designated employee & Executive employee, certified public accountant

Copy of Audit Report of Audit Committee

Report of Audit Committee

May 29, 2006

We have received a report on audit method and audit result from each of the corporate auditors regarding directors' exercise of their function during the 55th fiscal year from April 1, 2005 and March 31, 2006, and after due consultation, prepared this Report of Audit Committee and hereby make the following report:

1. Outline of the Audit Method:

In addition to attending the Board of Directors' meetings and other important meetings, in accordance to the audit policy and the duties and responsibilities defined by the Audit Committee, each corporate auditor has interviewed directors asking the business reports, examined important resolutions and other documents, and conducted research on the business and asset situations at the head office and principle places of business. Corporate auditors examined financial statements and the accompanying statements while seeking reports and explanation from the accounting auditors.

In addition to the audit method stated above, we requested reports from directors and other persons as necessary, and conducted an intensive investigation on such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with the subsidiaries and shareholders, and acquisition and disposition of treasury stocks.

2. Audit Result

(1) The method and result of audit conducted by Deloitte Touche Tohmatsu are adequate;

(2) The Business Report correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) Considering the company asset and other situations, there are no matters to be pointed out for the resolution regarding the appropriation of profit;

(4) The accompanying statements correctly state the matters to be stated, and there are considered to be no matters to be pointed out therein;

(5) There are no wrongful acts or material facts in violation of applicable laws and regulations and the articles of incorporation regarding directors' performance of their duties.

We have found that directors have not violated of their duties with regard to such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with the subsidiaries shareholders, and acquisition and disposition of treasury stocks.

Audit Committee
Daiwa Kosho Lease Co., Ltd.

Seigo Shimizu (seal)
Full Time Statutory Auditor

Nobuyuki Nakamura (seal)
Full Time Statutory Auditor

Toshihiko Osawa (seal)
Full Time Statutory Auditor

Toshihiko Emi (seal)
Statutory Auditor

(Note) Mr. Seigo Shimizu, Full Time Statutory Auditor, and Mr. Toshihiko Emi, Statutory Auditor are both outside Statutory Auditors.

Consolidated Balance Sheets
(As of March 31, 2006)

(Unit: Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	79,330	Current Liabilities	58,894
Cash and Deposits	16,447	Notes Payable & Accounts Payable – Construction,	17,210
Notes Receivable & Accounts Receivable – Trade	15,192	Current Maturities of Long-term Borrowings	78
Accounts Receivable – Rentals	27,066	Income Taxes Payable	2,370
Inventories	3,031	Allowance for Bonuses	1,321
Prepaid Expense	13,197	Current Deferred Rental Income	21,604
Deferred Tax Assets	888	Current Portion of Obligation under Trust Contracts	6,379
Other	3,563	Other	9,928
Allowance for Doubtful Accounts	(56)	Fixed Liabilities	89,462
Fixed Assets	168,622	Long-term Borrowings	1,367
Tangible Fixed Assets	96,726	Deferred Tax Obligation Related to Revaluation	822
Assets for Rentals	81,945	Allowance for Employees' Retirement Benefits	8,058
Buildings for Rentals	6,320	Construction Assistance Fund Received	38,495
Automobile for Rentals	17,991	Long-term Deposits Received	20,027
Real Estate for Rentals	55,442	Obligation under Trust Contracts	14,165
Construction in Process	2,190	Other	6,525
Company Properties	14,781	Total Liabilities	148,356
Buildings and Structures	5,385		
Machinery and Equipment	1,121	(Minority Interests Stockholders' Equity)	
Furniture and Fixtures	163	Minority Interests Stockholders' Equity	13
Land	7,654		
Construction in Process	455		
Intangible Fixed Assets	315	(Stockholders' Equity)	
Investments and Other Assets	71,579	Common Stock	21,768
Investment Securities	12,971	Capital Surplus	26,991
Long-term Prepaid Expense	4,079	Retained Earning	47,978
Deferred Tax Assets	4,230	Land Revaluation Differences	1,209
Construction Assistance Fund Deposits	29,877	Unrealized Gain on Securities	3,843
Deposits	18,925	Treasury Stock	(2,208)
Other	2,092	Total Stockholders' Equity	99,582
Allowance for Doubtful Accounts	(596)		
Total Assets	247,953	Total Liabilities/ Minority Interests Stockholders' Equity/ Stockholders' Equity	247,953

Note: Amounts above are rounded down to the nearest millions of Yen.

Consolidated Statement of Income
(From April 1, 2005, to March 31, 2006)

(Unit: Millions of Yen)

Section		Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Sales		122,334
		Cost of Sales		98,575
		Gross Profit from Sales		23,758
		Selling, General & Administrative Expense		15,652
		Operating Income		8,105
	Non-Operating Income & Expense	Non-Operating Revenue		
		Interest Received	504	
		Dividend Received	105	
		Amortization of Actuarial Differences	1,816	
		Income from Investment Based on	137	
		Other	401	2,966
		Non-Operating Expense		
		Interest Expense	646	
		Trust Contracts Expense	245	
		Other	157	1,050
		Income from Ordinary Operations		10,021
Extraordinary Income & Expense		Extraordinary Income		
		Gains on Return of Allowance for Doubtful Accounts	18	
		Gains on Adjustment of Income & Expense from Last Year	34	
		Other	1	53
		Extraordinary Expense		
		Loss on Sales of Fixed Assets	994	
		Loss on Disposition of Fixed Assets	393	
		Retirement Benefits for Directors	188	
		Loss on Revaluation of Land for Sale	72	
		Loss on Impairment	215	
		Loss on Adjustment of Income & Expense from Last Year	164	
		Other	418	2,446
Income Before Income Taxes				7,629
Current Income Taxes			4,284	
Deferred Income Taxes			(1,139)	3,144
Minority Interest in Loss of Consolidated Subsidiaries				0
Retained Earning End of Year				4,485

Note: Amounts above are rounded down to the nearest millions of Yen.

Note:

I. Underlying Significant matters for preparing the consolidated financial documents

1. Matters relating to the scope of consolidation

Number of consolidated subsidiaries: 6 companies

Daiwa Unei Kanri Co., Ltd.
Yasu Hohoemi PFI Co., Ltd.
Bayspa Ichikawa CC Co., Ltd.
Eco Lunch Factory Kaminoyama Co., Ltd.
Togo CNS Co., Ltd.
Machikko Toyama IES Co., Ltd.

All the subsidiaries have been consolidated. Among the subsidiaries above, Togo CNS Co., Ltd. and Machikko Toyama IES Co., Ltd. have been newly consolidated since they were incorporated within this fiscal term.

2. Matters relating to application of pooling method

Number of affiliates to which pooling method is applied: 1 company
Daiwa service Co., Ltd.
All affiliates adopt the pooling method.

3. Matters relating to the account settlement date of consolidated subsidiaries, etc.

Account settlement date of consolidated subsidiaries, etc., coincide with the consolidated account settlement date.

4. Significant accounting policies

(A) Securities

Other Securities:

- Marketable securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price as of the accounting settlement date.
- Non-marketable equity securities are stated at cost based on the

moving-average cost method.

(B) Inventories

Land for sale and construction in work are stated at cost, as determined on a specific project basis.

Materials, supplies and work in process are stated at cost, as determined based on the weighted average cost method.

(C) Fixed Assets

Property and Equipment

(i) Depreciation of buildings for lease is computed on the declining balance method, at rates based on the legal useful lives as stipulated in the Corporation Tax Law (depreciable amount is tallied by individual component unit based on the first-in, first-out method).

(ii) Depreciation of general equipment and automotive equipment for lease is computed on the straight line method over the lease contract period.

(iii) Concerning the real estate for lease, buildings relating to the long-term lease contracts with specific customers are computed on the straight line method over the lease contract period; others are computed on the declining balance method in accordance with the Corporation Tax Law.

(iv)Other fixed assets are computed on the declining balance method in accordance with the Corporation Tax Law; except that the buildings acquired on and after April 1, 1998 excluding the equipment attached to the buildings, have been computed on the straight line method.

Intangible assets

Intangible assets have been computed on the straight line method in accordance with the Corporation Tax Law; except that the depreciation of the "software" has been principally computed on the straight line method, at rates based on the serviceable period (5 years) in the Company.

Long-term prepaid expenses

Long-term prepaid expenses are evenly amortized in each year.

(D) Accounting for significant allowances

Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables to cover expected losses from bad debts.

(i) The allowance for general receivables is provided for based on the Company's past credit loss experience.

(ii) The allowance for probable bad debts and claims in bankruptcy is provided for based on the evaluation of potential losses in receivables outstanding.

Allowance for Bonuses has been allocated based on the expected payment during this term to be paid to employees.

Allowance for Employees' Retirement Benefits amounts to retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial gains and losses are amortized in the consolidated fiscal year in which they arise.

(E) Accounting for Sales

Accounting standard for rental income

(i) Accounting for standard construction lease:

(a) Concerning the general leased property, total amount of retal fees, dismantling fees of buildings for rentals and transportation fees, etc., during the lease contract period are accounted for as the rental income or the leasing receivable, at the construction completed date of the buildings for lease or the starting date of the lease contract period, whichever comes later. At the end of the consolidated fiscal year, deferred rental fees, dismantling fee for the non-dismantled properties, and the transportation fees, etc., are deducted from the rental income, and are accounted for as the deferred rental income.

(b) Concerning the long-term and large leased properties in

accordance with a certain standard, total amount of the contract price are accounted for in a lump sum as the rental income and the leasing receivable. At the end of the consolidated fiscal year, deferred rental fees are deducted from the rental income, and are accounted for as the deferred rental income.

(ii) Accounting for leased automobiles, leased equipment, and real-estate leasing:
Deferred rental income from leased automobiles, leased equipment, and real-estate leasing are accounted for as the rental income and the leasing receivable.

Accounting standard for sales revenues

(i) General properties for sales are accounted for based on the completed contract method; large properties on deferred payment sales categorized in a certain standard are accounted for on the deferred payment basis.

(ii) Sales revenues relating to the installment sales arising from the Auto Leasing business are accounted for on the due date basis for accounts receivable-rentals.

(F) Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

(G)Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

5. Assets and liabilities of consolidated subsidiaries are evaluated on full mark-to-marked method.

6. There are no matters relating to amortization of consolidated adjustment accounts.

II. Notes (Unit: Millions of yen)

(Balance Sheet)

1. Accumulated depreciation on property, plant and equipment: · 62,808
   (Accumulated depreciation on leased properties: · · · · · · · · · · · 53,094
2. Pledged Assets
   Notes receivable and accounts receivable: · · · · · · · · · · · · · 1,840
   Subsidiaries' stocks eliminated among intra-group: · · · · · · · · · 70
3. Guarantee Liabilities: · 2,542
4. Obligation Under Trust Contracts
   This is the financing amount in connection with the securitization of the accounts receivable and the leasing receivables into the trust beneficiary interests.
5. Change in purpose of holding fixed assets
   Due to the change in the purpose of holding the fixed assets, land in the amount of 2,938 million yen is transferred from the in-house assets to the leasing real-estate;
   land in the amount of 74 million yen from leasing real-estate to the land for sale, and building in the amount of 18 million from leasing real-estate to the building for sale.

III (Income Statement)

Net income per share: · · · · · · · · · · · · · · · · · 30.70 yen (in full yen)

IV (Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

(1) Current

Deferred tax assets:

Income tax payable: · 182
Allowance for bonuses: · 530
Other: · 176
Total deferred tax assets: · 889

Deferred tax liabilities:

Allowance for doubtful accounts: · · · · · · · · · · · · · · · · · · · (0)

Total deferred tax liabilities:	(0)
Net deferred tax assets:	888

(2) Fixed

Deferred tax assets:

Allowance for doubtful accounts:	119
Depreciation:	2,030
Unrealized gain on investment securities:	34
Allowance for employees' retirement benefits:	3,253
Loss on impairment:	77
Accounts payable for demolition work for the LOC project:	225
Other:	1,214
Total deferred tax assets:	6,956

Deferred tax liabilities:

Reserve for advanced depreciation:	(86)
Unrealized gain on other securities:	(2,613)
Other:	(25)
Total deferred tax liabilities:	(2,725)
Net deferred tax assets:	4,230
Deferred tax liabilities related to revaluation:	(822)
Total deferred tax liabilities related to revaluation:	(822)

2. Reconciliation of the differences between the statutory tax rates and the effective income rates:

   Notes on this item are intentionally omitted as the differences between the statutory tax rates and the effective income rates is 5% or less of the statutory tax rates.

(Pension and Severance Plans)

1. The company uses lump sum payment severance plan in combination with corporate pension fund as defined benefit pension plan. Please note that some consolidated subsidiaries use the simplified method in calculating the retirement benefit obligation.

2. Benefit obligations

Benefit obligation: · (20,796)
Fair value of plan assets: · 12,737
Unfunded benefit obligation: · (8,058)
Allowance for employees retirement benefits: · · · · · · · · · · · (8,058)

3. Net pension and severance costs

(1)Service cost: · 1,098
(2)Interest cost: · 487
(3)Difference of actuarial gain/loss: · · · · · · · · · · · · · · · · (1,816)
(4)Net pension and severance costs: · · · · · · · · · · · · · · · · (231)
(5)Gains on recovery of actuarial liability: · · · · · · · · · · · · · (16)
Total: · (247)

(Note) 1. Pension and severance costs of consolidated subsidiaries that use a simplified method are stated in "(1)Service Cost".

2. The company has stated in non-operating income gains on recovery of actuarial liability of 16 million yen that has arisen in connection with completing the return of the authorization of the employees' pension fund to make payment on behalf of the government to the national government during this consolidated fiscal year.

4. Assumptions used as of March 31, 2006

(1)Discount rate: · 2.5%
(2)Expected return on plan assets: · · · · · · · · · · · · · · · · 0.0%
(3)The methods of term allocations of employment benefits:
Severance plans: · · · · · · · · · · · · · · · · · · · Point method
Corporate pension funds: · · · · · · · · · · · straight-line method
(4)Recognition period of actuarial gain/loss: · · · · · · · · · · 1 year
(5)Recognition period of prior service cost: · · · · · · · · · · · 1 year

Copy of Audit Report of Accounting Auditors relating to Consolidated Financial Statements

Report of Independent Auditors

May 25, 2006

The Board of Directors
Daiwa Kosho Lease Co., Ltd.

We have audited the consolidated balance sheet of Daiwa Kosho Lease Co., Ltd. (the "Company") for the period between April 1, 2005 and March 31, 2006, and the consolidated statement of income for the year then ended, the 55th fiscal year, in accordance with Article 19-2.3 of "the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha.*" The Company's management has the responsibility for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements have no material misstatement. An audit includes examining, on a test basis, items supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above correctly state the assets, and profits and losses of the Company and the corporate group comprised of its subsidiaries in accordance with the laws and regulations and the articles of incorporation.

There are no interests between the Company, this auditing corporation or executive employees to be stated in accordance with the Certified Public Accountant Law and this Company.

Deloitte Touche Tohmatsu

____

Seiichiro Azuma (seal)

Designated employee & Executive employee, certified public accountant

____

Shigekazu Tada (seal)

Designated employee & Executive employee, certified public accountant

Copy of Audit Report of Audit Committee relating to Consolidated Financial Statements

Report of Audit Committee relating to Consolidated Financial Statements

May 29, 2006

We have received a report on audit method and audit result from each of the corporate auditors regarding directors' exercise of their function during the 55th fiscal year from April 1, 2005 and March 31, 2006, and after due consultation, prepared this Report of Audit Committee and hereby make the following report:

1. Outline of the Audit Method:

In accordance to the audit policy and the duties and responsibilities defined by the Audit Committee, each corporate auditor examined consolidated financial statements and the accompanying statements while seeking reports and explanation from the accounting auditors.

2. Audit Result

The method and result of audit conducted by Deloitte Touche Tohmatsu are adequate.

Audit Committee
Daiwa Kosho Lease Co., Ltd.

____

Seigo Shimizu (seal)
Full Time Statutory Auditor

____

Nobuyuki Nakamura (seal)
Full Time Statutory Auditor

____

Toshihiko Osawa (seal)

Full Time Statutory Auditor

____

Toshihiko Emi (seal)
Full Time Statutory Auditor

(Note) Mr. Seigo Shimizu, Full Time Statutory Auditor, and Mr. Toshihiko Emi, Corporate Auditor are outside Statutory Auditors.

REFERENCE DOCUMENT FOR EXERCISE OF VOTING RIGHTS (REFERENCE DOCUMENT FOR SOLICITATION FOR THE VOTING BY PROXY)

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 55th Fiscal Year

Details of this proposal are as set forth on page 28 of the attached document. As for dividends, the Company proposes a dividend of 6 yen per share, in consideration of the reinforcement of its management, the future development of its business, and the shareholders' support.

Because the Company has paid an interim dividend of 6 yen per share, the dividend for the entire fiscal year will be 12 yen per share. Regarding bonuses to be paid to Directors and Statutory Auditors, the Company proposes a total bonus of 61,500 thousand yen for the eleven Directors, and a total bonus of 12,375 thousand yen for the four Corporate Auditors, who are in office as of the end of the current fiscal year.

Proposal 2: Approval of the Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd.

1. Reason for the Stock for Stock Exchange

The Company and Daiwa House Industry Co., Ltd. have decided to consolidate their management to reinforce solidarity, improve profitability and increase the corporate value of the Daiwa House Group.

Commemorating the 50th anniversary of the foundation of Daiwa House Industry Co., Ltd. in April 2005, the Daiwa House Group has established its management vision "Connecting Hearts" and its new group symbol "Endless Heart," has formulated its Primary Medium-term Management Plan "Challenge 2005" to ensure its growth as a conglomerate, and has set its business objective as a "Group that co-creates value for individuals, communities, and the lifestyles of people" and strives to accomplish this business objective.

From the perspective of creating synergy in the overall Daiwa House Group, optimizing management resources and streamlining management, the company has been decided that a stock for stock exchange be conducted to change the current position of the Company, as a consolidated subsidiary of Daiwa House Industry Co., Ltd., into being a wholly-owned subsidiary of Daiwa House Industry Co., Ltd. On March 13, 2006, the Company executed the Stock for Stock Exchange Agreement with Daiwa House Industry Co., Ltd. We believe that this stock for stock exchange will facilitate the elimination of any excessive business duplication or competition within the Daiwa House Group and improvements in the speed and efficiency of the Daiwa House Group management.

While maintaining its independent management structure, the Company will further communicate with Daiwa House Industry Co., Ltd. and will develop more integrated and comprehensive business strategies as a company group.

Accordingly, the Company sincerely hopes that the shareholders will recognize the purpose of the stock for stock exchange and approve of the same.

2. Details of Stock for Stock Exchange Agreement

Stock for Stock Exchange Agreement (Copy)

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA KOSHO LEASE CO., LTD. (hereinafter referred to as "Daiwa Lease") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Lease will exchange Daiwa Lease's stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so that Daiwa House will become the wholly-owning parent company of Daiwa Lease, and Daiwa Lease will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 39,023,458 shares of its common stock, and allocate and deliver 0.421 shares of Daiwa House's common stock for each share of the common stock of Daiwa Lease to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Lease stock who are listed or recorded as shareholder on Daiwa Lease's shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and deliver the common stock of Daiwa House with respect to the 57,145,700 shares of Daiwa Lease's common stock owned by Daiwa House.
2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0

(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Lease to be transferred to Daiwa House through the stock for stock exchange among the total

number of then issued and outstanding shares of Daiwa Lease and the amount of net assets value of Daiwa Lease existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Lease shall convene a general meeting of shareholders on June 28, 2006 (hereinafter referred to as the "General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1, 2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Lease shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Lease may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320

(2) For Daiwa Lease, JPY6 per share in a total amount of JPY899,027,994

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Lease.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Lease after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Lease may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Lease set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

Daiwa Lease: DAIWA KOSHO LEASE CO., LTD.
2-1-36 Noninbashi, Chuo-ku, Osaka
Representative Director & President, Mutsuo Kajimoto

3. Explanation on Stock for Stock Exchange Ratio Required under Article 354, Paragraph 1, Item (2) of the Commercial Code of Japan

Reason for the Decision on the Stock for Stock Exchange Ratio

Regarding the stock for stock exchange ("Stock for Stock Exchange") to be effective on August 1, 2006, the Company and Daiwa House Industry Co., Ltd. ("Daiwa House") have determined the stock for stock exchange ratio in the following manner:

(1) Before entering into negotiations with Daiwa House concerning the stock exchange ratio in the Stock for Stock Exchange, the

Company requested a third party institution GCA Co., Ltd. (hereinafter referred to as "GCA") to calculate a proposed stock for stock exchange ratio that can be shown as a reference material for the negations and discussions to be held between the Company and Daiwa House.

Daiwa House, on the other hand, requested the calculation of a proposed stock for stock exchange ratio to Nomura Securities Co., Ltd.

(2) Based on the Company's request, GCA carefully examined the various aspects the corporate evaluation methods to determine whether they should be adopted in calculating the stock for stock exchange ratio. GCA has conducted its analysis using the market price method, the DCF (discounted cash flow) method, and the modified book value method for both the Company and Daiwa House. GCA then calculated the possible range for the stock for stock exchange ratio based on the comprehensive review of the foregoing calculation results, and indicated its final calculation results to the Company.

(3) The Company independently examined the stock for stock exchange ratio suggested by GCA, and then entered into negotiations and discussions with Daiwa House concerning the stock for stock exchange ratio. Based on these negotiations and discussions, the Company and Daiwa House each passed at respective Board of Directors meeting held on March 13, 2006, a resolution allowing the Company to execute the Stock for Stock Exchange Agreement at the exchange ratio of 0.421 shares of the Company for each share of Daiwa House. The Stock for Stock Exchange Agreement between the Company and Daiwa House was executed on the same day. Furthermore, the Company requested that GCA provide the Company with its opinion as to whether the stock for stock exchange ratio is financially reasonable for the Company's shareholders, and the Company received GCA's opinion that the stock for stock exchange ratio was reasonable as of March 13, 2006.

4. <u>Details of the Balance Sheets and the Statement of Income of Each</u>

Party in the Stock and Stock Exchange Pursuant to Article 354, Paragraph 1, Items (3) through (6) of the Commercial Code of Japan

The balance sheet and the profit and loss statement of the Company are as set forth in the document (pages 19 through 27) attached to the notice of the General Meeting of Shareholders of the Company.

The balance sheet and the profit and loss statement of Daiwa House Industry Co., Ltd. are as follows:

Balance Sheets
(As of March 31, 2006)

Accounts	Amount	Accounts	Amount
(Assets)	Millions of yen	(Liabilities)	Millions of yen
Current Assets	487,881	**Current Liabilities**	357,740
Cash and Deposits	65,364	Notes Payable	22,807
Notes Receivable	3,716	Accounts Payable – Construction	84,887
Accounts Receivable – Construction	30,917	Accounts Payable – Trade	30,448
Accounts Receivable – Trade	4,606	Accounts Payable – Other	86,831
Inventiories – Construction in Process	47,062	Accrued Expenses	8,929
Inventories – Other Work in Process	7,531	Income Taxes Payable	9,274
Inventories – Materials	2,255	Advances on Construction work in process	65,087
Inventories – Supplies	115	Deposits Payable	29,912
Inventories – Land for Sale	245,948	Allowance for Bonuses	12,741
Inventories – Buildings for Sale	43,923	Allowance for Compensation for Completed Works	5,740
Prepaid Expense	3,586	Other Current Liabilities	1,079
Deferred Income Taxes	22,464	**Fixed Liabilities**	186,181
Other Current Assets	11,920	Membership Deposits Payable	55,002
Allowance for Doubtful Accounts	(2,072)	Long-term Deposits Payable	51,446
Fixed Assets	590,492	Allowance for Employees' Retirement Benefits	72,389
Tangible Fixed Assets	339,110	Other Fixed Liabilities	7,343
Buildings and Structures	78,461	Total Liabilities	543,921
Machinery and Equipment	6,441	(Stockholders' Equity)	
Furniture and Fixtures	3,899	**Common Stock**	110,120
Land	249,303	**Capital Surplus**	147,761
Construction in Process	1,004	Additional Paid In Capital	147,755
Intangible Fixed Assets	7,423	Other Capital Surplus	6
Investments and Other Assets	243,958	Gain on Sale of Treasury Stock	6
Investment Securities	126,853	**Retained Earning**	315,157
Investments in Subsidiaries	39,401	Legal Reserve	17,690
Long-term Loans	14,948	Other Retained Earning	266,519
Deposits	14,388	Reserve for Dividends	29,000
Guarantee Deposit	6,443	Reserve for Advanced Depreciation	2,518
Bankruptcy Claims, Reorganization Claims	150	Reserve for Special Depreciation	100
Long-term Accounts Receivable	2,854	Other Reserves	234,900
Long-term Prepaid Expense	950	Retained Earning End ofYear	30,947
Long-term Deferred Income Taxes	38,601	**Land Revaluation Differences**	(67,709)
Other Investments	7,597	**Unrealized Gain on Securities**	29,769
Allowance for Doubtful Accounts	(8,230)	**Treasury Stock**	(645)
		Total Stockholders' Equity	534,453
Total Assets	1,078,374	Total Liabilities/ Stockholders' Equity	1,078,374

(Note: Amounts above are rounded down to the nearest millions of Yen)

Statements of Income
(From April 1, 2005, to March 31, 2006)

	Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Millions of yen	Millions of yen
	Net Sales		
	Constructions	818,815	
	Real Estate	260,677	
	Other Net Sales	58,969	1,138,461
	Cost of Sales		
	Constructions	639,061	
	Real Estate	219,019	
	Other Cost of Sales	41,905	899,986
	Gross Profit		
	Total Gross Profit from Construction	179,753	
	Total Gross Profit from Real Estate	41,658	
	Other Gross Profit	17,063	238,475
	Selling, General & Administrative Expense		184,009
	Operating Income		54,466
	Non-Operating Income & Expense		
	Non-Operating Income		
	Interest & Divided Received	2,146	
	Amotization of Actuarial Loss on Retirement Benefits	17,035	
	Other Non-Operating Income	4,589	23,771
	Non-Operating Expense		
	Interest Expense	229	
	Other Non-Operating Expense	5,341	5,571
	Income From Ordinary Operations		72,666
Extraordinary Income & Expense	Extraordinary Income		
	Gains on Sales of Fixed Assets	177	
	Gains on Sales of Investment Securities	694	
	Gains on Recovery of Actuarial Liability	155	
	Gains on Recovery of Actuarial Liability for Subsidiaries (Portion Belonging to Parent Company)	8	
	Amortization of Past Service Cost for Subsidiaries (Portion Belonging to Parent Company)	783	
	Gains on Sales of Golf Club Memberships	0	1,820
	Extraordinary Expense		
	Loss on Sales of Fixed Assets	1,460	
	Loss on Impairment of Fixed Assets	2,328	
	Retirement Benefits for Directors	85	
	Retirement Benefits for Directors (Discontinuance Supply)	688	
	Loss on Revaluation of Land and Buildings for Sale	5,983	
	Loss on Dissolution of Subsidiaries	3,720	
	Loss on Revaluation of Investment Securities	0	
	Loss on Sales of Golf Club Memberships	91	
	Loss on Revaluation of Golf Club Memberships	243	
	Fiftieth Anniversary Ceremony Related Expenses	3,491	18,091
Income Before Income Taxes			56,395
Current Income Taxes			12,810
Deffered Income Taxes			8,234
Net Income			35,351
Retained Earning Beginning of Year			271
Reverse in Reserve by Land Evaluation			(4,675)
Retained Earning End ofYear			30,947

(Note: Amounts above are rounded down to the nearest millions of Yen)

Policies

1. Securities

- Investments in Subsidiaries and Affiliates are stated at cost based on the moving-average cost method
- Other Securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price such as the average of those of in the previous one month.
- Non-marketable equity securities are stated at cost based on the moving-average method.

2. Derivatives

The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value, and gains or losses on derivative transactions are recognized in the income statement.

3. Inventories

Construction in work, other work in process, land for sale, and buildings for sale are stated at cost, as determined on a specific project basis. Land for sale developed is stated by average method with respect to housing developments. Materials and supplies are stated at cost, as determined based on the weighted-average cost method.

4. Property and Equipment

Property and equipment are stated at cost. Depreciation has been computed on the declining balance method with the exception that buildings acquired after year April 1998 has been computed on the straight line method.

5. Intangible Assets

Intangible assets are stated at cost. Depreciation has been principally computed on the straight line method at rates based on the estimated useful lives.

6. Allowances

- Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables and a general reserve for other receivables calculated based on historical loss experience.

- Allowance for Bonuses has been allocated mainly based on expected payment amount.
- Allowance for Compensation for Completed Works is to allow for expenses for guarantee against defects concerning completed works; it is allocated based on the estimated amount of compensation in the future for the completed works during the current fiscal year.
- Allowance for Employees' Retirement Benefits are the Funds for retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial loss is expensed in each year.

7. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

8. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

Notes (Unit: Millions of yen)

(Balance Sheet)

1. Short-term Accounts Receivables to subsidiaries: · · · · · · · · · · · 9,965
   Long-term Accounts Receivables to subsidiaries: · · · · · · · · · · · 2,836

2. Short-term Accounts Payables to subsidiaries: · · · · · · · · · · · · 23,946
   Long-term Accounts Payables to subsidiaries: · · · · · · · · · · · · 7,606

3. Investment in Subsidiaries incorporated as private limited companies: · 158

4. Accumulated depreciation of tangible fixed assets: · · · · · · · · · · 291,972

5. Other than capitalized on the balance sheet, lease contracts for exhibit

spaces, computers, and vehicles are accounted as expenses.

6. Pledged Assets

Time Deposits:	20
Investments in Subsidiaries and Affiliates:	22
Total:	42

7. Contingent Liabilities

Guarantees	
Guarantees of subsidiaries:	1,611
Guarantees of affiliates:	1,473
Guarantees of home mortgage users:	38,026
Guarantees of employees' home ownership:	26
Guarantees of employees' loans from financial organizations:	278
Total:	41,416

8. Endorsement for transfer of notes receivables: · · · · · · · · · · · · 818

(Income Statement)

1. Transaction to subsidiaries

Sales: · 31,723

Purchase: · 99,374

Non-operating income and expense: · · · · · · · · · · · · · · · · 1,724

2. Net income per share: · · · · · · · · · · · · · · · · · · · 63.91 (in full yen)

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

Current deferred tax assets:

Unrealized loss on land for sale:	12,123
Allowance for bonuses:	5,172
Other:	5,168
Total:	22,464

Non-current deferred tax assets:

Allowance for Employees' Retirement benefits:	31,278
Loss on nonrecurring depreciation:	20,780
Other:	8,633
Total:	60,692

Non-current deferred tax liabilities:

Reserve for Advanced Depreciation:	(1,693)
Unrealized gain on securities:	(20,347)
Other:	(50)
Total:	(22,091)

Net deferred tax assets:	**38,601**

1. Reconciliation of the differences between the statutory tax rates and the effective income rates

Statutory tax rate:	40.6%
(Adjustments)	
Items that may not be incorporated in losses permanently:	2.2%
Items that may not be incorporated in profits permanently:	(1.0%)
Inhabitant equalization tax:	0.7%
Reverse in reserve by land evaluation:	(3.4%)
Decrease in allowance accounts:	(1.3%)
Other:	(0.5%)
Effective income tax rate:	37.3%

(Pension and Severance Plans)

1. As defined benefit pension plans, the company has corporate pension funds and termination allowance plans. Premium severance may be applied to employees' retirements. In addition, the company sets employee pension trust.

2. Benefit obligations as of March 31, 2006

Benefit obligation:	(198,997)
Fair value of plan assets:	121,967
Employee pension trust:	4,640
Unrecognized plan assets:	(72,389)

Allowance for Employees Retirement Benefits:	(72,389)

3. Net pension and severance costs for the years ended March 31, 2006.

Service Cost:	9,728
Interest Cost:	4,694
Difference of actuarial loss:	(17,035)
Net pension and severance costs:	(2,612)
Gain on recovery of actuarial liability:	(155)
Total:	(2,768)

(Note: (155) million yen of balance, accrued from the return completed in this fiscal year to the Japanese Government of the authorization of the employees' pension fund to make payment on behalf of the government, has been applied to extraordinary profit.

4. Assumptions used as of March 31, 2006

Discount rate: · 2.5%

Expected return on plan assets: · · · · · · · · · · · · · · · · · · 0.0%

Recognition period of actuarial gain/loss: · · · · · · · · · · · · · 1 year

The methods of term allocations of employment benefits:

Corporate pension funds: straight-line method, Severance plan: Point method

Proposal 3

Partial changes to Articles of Incorporation

1. Reasons for Changes
   (1) Article 4 of the current Articles of Incorporation will be changed due to the enforcement of an electronic public notice system accompanying the enactment of the "Law regarding the Partial Amendments to the Commercial Code, etc. for the Introduction of Electronic Public Notice System" (Law No. 87, 2004).
   (2) With the enactment of the "Corporation Law" on May 1, 2006 (Law No. 86, 2005), resolutions of the Board of Directors meeting have become permissible in writing or electromagnetic means in accordance with the Articles of Incorporation. Following this revision, the required provisions will be newly added.
   (3) With the enactment of the "Corporation Law," changes will be made to wordings, clauses, the composition and order of chapters and clauses, and the number of clauses. Also, the necessary provisions will be newly added.
   (4) In addition, the expressions used in the Articles of Incorporation will be reviewed.

2. Description of Changes
   The description of changes is as follows.

(Underlined portions represent changed portions.)

Current Articles of Incorporation	Proposed Changes
Chapter 1. General Rules (Corporate Name) Article 1 The name of the Company is Daiwa Kosho Lease Kabushiki Kaisha, which is expressed in English as DAIWA KOSHO LEASE CO., LTD.	Chapter 1. General Rules (Corporate Name) Article 1 The name of the Company is Daiwa Kosho Lease Kabushiki Kaisha, which is expressed in English as DAIWA KOSHO LEASE CO., LTD.
(Objective) Article 2 The objective of the Company is to operate businesses as follows: 1. Lease and dismantling/relocation of temporary houses 2. Lease, sales and export/import of houses with attached shops and container boxes	(Objective) Article 2 The objective of the Company is to operate businesses as follows: 1. Lease and dismantling/relocation of temporary houses 2. Lease, sales and export/import of houses with attached shops and container boxes

Current Articles of Incorporation	Proposed Changes
3. Manufacture, sales and export/import of temporary houses and prefabricated houses, etc. 4. Contracting, construction, design, supervision of and consulting for construction, civil engineering, carpentry, plastering, scaffolding/earth-moving, masonry, roofing, electric work, plumbing, tile/brick/block work, side-framing construction, reinforcement work, paving, dredging, plate work, glass work, painting, waterproofing, interior finishing, heat insulation work, joiner's work, and water utility work 5. Acquisition, lease, sales, and management of and intermediate service and consulting for land, buildings and other structures 6. Land formation and use and development of other real estate 7. Acquisition, lease and sales of various machinery, appliances and facilities, vehicles, ships and aircraft, etc. 8. Manufacturing and sales of piping units for prefabricated buildings	3. Manufacture, sales and export/import of temporary houses and prefabricated houses, etc. 4. Contracting, construction, design, supervision of and consulting for construction, civil engineering, carpentry, plastering, scaffolding/earth-moving, masonry, roofing, electric work, plumbing, tile/brick/block work, side framing construction, reinforcement work, paving, dredging, plate work, glass work, painting, waterproofing, interior finishing, heat insulation, joiner's works, and water utility work 5. Acquisition, lease, sales, and management of and intermediate service and consulting for land, buildings and other structures 6. Land formation and use and development of other real estate 7. Acquisition, lease and sales of various machinery, appliances and facilities, vehicles, ships and aircraft, etc. 8. Manufacturing and sales of piping units for prefabricated buildings
9. Operation as a non-life insurance agent and sales of life insurance 10. Warehousing business, packing business, and cargo transportation business 11. Financing business	9. Operation as a non-life insurance agent and sales of life insurance 10. (No Change) 11. (No Change)

Current Articles of Incorporation	Proposed Changes
12. Sales, lease and export/import of works of art, jewelry, precious metals, eyeglasses, watches, cameras, optical equipment, measuring apparatuses, machinery and appliances for nursing care/medical service, furniture, musical instruments, toys, amusement goods, stationery, office supplies, books, compact discs, clothing items, shoes, bags, articles for daily use and sundries, auto parts/goods, bicycles, sporting goods, fishing gear, animals, pet accessories, plants, gardening goods, and interior items	12. Sales, lease and export/import of works of art, jewelry, precious metals, eyeglasses, watches, cameras, optical equipment, measuring apparatuses, machinery and appliances for nursing care/medical service, furniture, musical instruments, toys, amusement goods, stationery, office supplies, books, compact discs, clothing items, shoes, bags, articles for daily use and sundries, auto parts/goods, bicycles, sporting goods, fishing gear, animals, pet accessories, plants, gardening goods, and interior items
13. Operation and lease of amusement parks, recreation halls, sports facilities, accommodation facilities, restaurants, parking lots, and gas stations	13. Operation and lease of amusement parks, recreation halls, sports facilities, accommodation facilities, restaurants, parking lots, and gas stations
14. Operation of medical facilities and care facilities for the elderly and assistance for home care under the nursing-care insurance law	14. Operation of medical facilities and care facilities for the elderly and assistance for home care under the nursing-care insurance law
15. Home service under the nursing-care insurance law, including nursing care at day care institutions, short-stay nursing care, nursing care for dementia through communal living, and nursing care for people at specific facilities	15. Home service under the nursing-care insurance law, including nursing care at day care institutions, short-stay nursing care, nursing care for dementia through communal living, and nursing care for people at specific facilities
16. Temporary personnel service under the Worker Dispatch Law	16. (No Change)

Current Articles of Incorporation	Proposed Changes
17. Design, manufacture, installation work, sales and export/import of housing facilities/appliances, including construction materials, fixtures/furniture/fittings/prefabricated baths/kitchen/toilets, etc., and interior decorations 18. Sales of food, salt, rice, liquor, tobacco, documentary stamps, postage stamps, public lotteries, drugs, quasi-drugs, cosmetics, electronic products for home use, petrochemical products, and antiques 19. Sales of and intermediate service for memberships of membership hotels 20. Collection, transportation, and disposal of industrial waste and general waste, and the manufacturing and sales of recycled products 21. Design, manufacture, and sales of recycling/disposal equipment for industrial waste and general waste 22. Management and operation of recycling/disposal facilities for industrial waste and general waste	17. Design, manufacture, installation work, sales and export/import of housing facilities/appliances, including construction materials, fixtures/furniture/fittings/prefabricated baths/kitchen/toilets, etc., and interior decorations 18. Sales of food, salt, rice, liquor, tobacco, documentary stamps, postage stamps, public lotteries, drugs, quasi-drugs, cosmetics, electronic products for home use, petrochemical products, and antiques 19. Sales of and intermediate service for memberships of membership hotels 20. Collection, transportation, and disposal of industrial waste and general waste, and manufacturing and sales of recycled products 21. Design, manufacturing, and sales of recycling/disposal equipment for industrial waste and general waste 22. Management and operation of recycling/disposal facilities for industrial waste and general waste
23. All businesses related and incidental to each previous section (Address of Head Office) Article 3 The Head Office of the Company is located in Osaka City. (Newly Added)	23. (No Change) (Address of Head Office) Article 3 The Head Office of the Company is located in Osaka City. (Governing Bodies) Article 4

Current Articles of Incorporation	Proposed Changes
	In addition to the shareholders' meetings and directors, the Company has the following governing bodies. 1. Board of Directors 2. Statutory Auditors 3. Board of Statutory Auditors 4. Independent Auditor
(Public Notification Method) Article 4. The Company's public notification is made through the method of publishing via the *Nihon Keizai Shimbun.*	(Public Notification Method) Article 5. The Company's public notification is made using electronic methods. However, if electronic public notification is impracticable due to an accident or other unavoidable reasons, such notification is made through the method of publishing via the *Nihon Keizai Shimbun.*
Chapter 2. Shares	Chapter 2. Shares
(Total Number of Shares that the Company Issues) Article 5. The total number of shares that the Company issues is 370 million. However, when the Company cancels its own shares, the total number of shares is reduced by a number equivalent to the number of shares so cancelled.	(Total Number of Shares that May Be Issued) Article 6. The total number of shares that the Company may issue is 370 million.
(Acquisition of Treasury Shares) Article 6. In accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may acquire treasury shares by resolution of the Board of Directors.	(Acquisition of Treasury Shares) Article 7. In accordance with Article 165, Paragraph 2 of the Corporation Law, the Company may acquire treasury shares by resolution of the Board of Directors.
(Newly Added)	(Issuance Of Share Certificates) Article 8. The Company issues share certificates for its shares.

Current Articles of Incorporation	Proposed Changes
(Types of Share Certificates) Article 7. The types of share certificates that the Company issues are in accordance with the share handling rules specified by the Board of Directors.	(Deleted)
(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit) Article 8. The number of shares per trading unit of the Company is 1,000.	(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit) Article 9. The number of shares per trading unit of the Company is 1,000.
(2) The Company does not issue share certificates for shares less than one unit (hereinafter referred to as "shares less than one unit").	(2) The Company does not issue share certificates for shares less than one unit. However, this clause is not applied to matters prescribed in the share handling rules.
(Record Date) Article 9. The Company deems that shareholders (including beneficial shareholders; hereinafter the same) whose names are listed or recorded in the final list of shareholders as of March 31 each year are entitled to exercise their rights at the general shareholders' meetings for the respective year. (2) In addition to the case specified in the preceding Paragraph or these Articles of Incorporation, the Company may specify a record date whenever necessary by making advance public notification.	(Deleted)
(Share Handling Rules) Article 10. Share transfers, the acquisition of shares less than one trading unit, registration procedures for lost share certificates, other handling	(Share Handling Rules) Article 10. Handling procedures regarding shares of the Company and related fees are determined in accordance with the applicable laws and

Current Articles of Incorporation	Proposed Changes
procedures regarding the shares and related fees are determined in accordance with the share handling rules specified by the Board of Directors.	regulations, these Articles of Incorporation, and the share handling rules specified by the Board of Directors.
(Share Transfer Agent) Article 11. The Company designates the share transfer agent for its shares. (2) The share transfer agent and its administrative office are selected by resolution of the Board of Directors and publicly notified. (3) The Company's lists of shareholders and lost share certificates are placed at the share transfer agent's administrative office, and the Company requests that the share transfer agent conduct administrative work related to the shares including share transfers, registration procedures for lost share certificates and the acquisition of shares less than one trading unit.	(Shareholder List Administrator) Article 11. The Company designates a shareholder list administrator. (2) The shareholder list administrator and its administrative office are approved by resolution of the Board of Directors. (3) The preparation, placement and other administrative work for the Company's lists of shareholders (hereinafter including the lists of beneficial shareholders) and lost share certificates are outsourced to the shareholder list administrator, and the Company does not conduct said preparation, placement and administrative work.
Chapter 3. Shareholders' Meeting	Chapter 3. Shareholders' Meeting
(Holding of Meeting) Article 12. The general shareholders' meeting of the Company is convened within three months of the day following the end of accounting term, and special general shareholders' meetings are convened whenever necessary.	(Holding of Meeting) Article 12. The general shareholders' meeting of the Company is convened within three months of the day following the end of each fiscal year, and special general shareholders' meetings are convened whenever necessary.
(Newly Added)	(Record Date for General Shareholders' Meetings) Article 13. The record date to determine the holders of voting rights for the

Current Articles of Incorporation	Proposed Changes
	general shareholders' meeting of the Company is March 31 every year.
(Authorized Persons to Convene a Meeting and Chairperson) Article 13. Unless otherwise specified by the applicable laws and regulations, the Director-President convenes and chairs the shareholders' meeting. If the Director-President is not available, another director will substitute according to the order determined by the Board of Directors. (Voting by Proxy) Article 14. A shareholder may exercise his or her voting rights by designating one shareholder who holds voting rights as his or her proxy. (2) A shareholder or his or her proxy submits a written certificate certifying his or her proxy right for each shareholders' meeting to the Company. (Resolution Method) Article 15. Unless otherwise specified by the applicable laws and regulations, resolutions of shareholders' meetings are passed by the majority of voting rights of shareholders present at such meeting. (2) Resolutions defined in Article 343 of the Commercial Code are passed by two-thirds or more of the voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of voting rights of all shareholders must attend.	(Authorized Persons to Convene a Meeting and Chairperson) Article 14. The Director-President convenes and chairs the shareholders' meeting. If the Director-President is not available, another director substitutes following the order determined by the Board of Directors. (Voting by Proxy) Article 15. A shareholder may exercise his or her voting rights by designating one shareholder who holds voting rights in the Company as his or her proxy. (2) A shareholder or his or her proxy must submit a written certificate certifying his or her proxy right for each shareholders' meeting to the Company. (Resolution Method) Article 16. Unless otherwise specified by the applicable laws, regulations, or these Articles of Incorporation, resolutions of shareholders' meetings are carried by the majority of voting rights of shareholders present at such meeting who are entitled to exercise the voting rights. (2) Resolutions specified in Article 309, Paragraph 2 of the Corporation Law are carried by two-thirds or more of voting rights of shareholders present at such the meeting, provided that shareholders holding one-third or more of voting rights of all shareholders entitled to exercise

Current Articles of Incorporation	Proposed Changes
	the voting rights must attend.
(Minutes of Meeting) Article 16. A summary and results of the proceedings of Shareholders' Meetings are recorded in minutes of the meeting. Such minutes are stored at the Head Office for ten years and copies are placed at branches for five years after the chairperson and directors who were present at the relevant meeting sign and affix their seals to the originals.	(Deleted)
Chapter 4. Directors and Board of Directors	Chapter 4. Directors and Board of Directors
(Number of Directors) Article 17. The Company has more than three directors.	(Number) Article 17. The Company has more than three directors.
(Election of Directors) Article 18. Directors are elected at the shareholders' meetings.	(Election Method) Article 18. Directors are elected at the shareholders' meetings.
(2) Resolutions for the election of directors mentioned in the preceding clause are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all shareholders must attend. (3) Resolutions for the election of directors are not passed by cumulative voting.	(2) Resolutions for the election of directors mentioned in the preceding clause are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all the shareholders entitled to exercise the voting rights must attend (3) Resolutions for the election of directors are not passed by cumulative voting.
(Term of Office for Directors) Article 19. The term of office for directors expires on the conclusion of the annual shareholders' meeting	(Term of Office) Article 19. The term of office for directors expires on the conclusion of the annual shareholders' meeting

Current Articles of Incorporation	Proposed Changes
corresponding to the last fiscal year within one year after the assumption of office.	corresponding to the last fiscal year that ends within one year after election.
(Representative Director and Directors with Concurrent Positions) Article 20. A director who should represent the Company is elected by resolution of the Board of Directors. (2) The Director-Chairman, Director-President, and a few Director-Vice Presidents, Senior Managing Directors and Managing Directors may be elected from directors by resolution of the Board of Directors.	(Representative Director and Directors with Concurrent Positions) Article 20. The Representative Director is elected by resolution of the Board of Directors. (2) The Director-Chairman, Director-President, and a few Director-Vice Presidents, Senior Managing Directors and Managing Directors may be appointed from directors by resolution of the Board of Directors.
(Board of Directors Meeting) Article 21 Unless otherwise specified by applicable laws and regulations, the Director-President convenes and chairs the Board of Directors' meetings. If the Director-President is not available, another director substitutes according to the order determined by the Board of Directors. (2) Notice of the holding of Board of Directors' meetings is sent to each director and statutory auditor no later than three days before the respective meetings. However, in cases of emergency, this period may be further shortened.	(Board of Directors Meeting) Article 21. Unless otherwise specified by applicable laws and regulations, the Director-President convenes and chairs the Board of Directors' meetings. If the Director-President is not available, another director substitutes according to the order determined by the Board of Directors. (2) Notice of the holding of Board of Directors' meetings is sent to each director and statutory auditor no later than three days before the respective meetings. However, in cases of emergency, this period may be shortened.
(3) Material matters related to exercise of duties at the Company are specified by resolution of the Board of Directors.	(Deleted)
(4) Resolutions of Board of Directors' meetings are passed by the majority of directors present at such meeting,	(3) If an agenda item satisfies the requirements of Article 370 of the Corporation Law, the Company deems that such agenda item has

Current Articles of Incorporation	Proposed Changes
provided that a majority of directors is in attendance. (5) A summary and results of the proceedings of the Board of Directors meetings are recorded in minutes of the meeting. Such minutes are stored at the Head Office for ten years after the directors and Statutory Auditors who were present at the relevant meeting sign and affix their seals to the minutes.	been resolved by the Board of Directors. (Deleted)
(Paragraph 4 to the right has been Newly Added)	(4) Matters related to the Board of Directors are in accordance with provisions of the applicable laws and regulations or these Articles of Incorporation as well as the Rules of the Board of Directors specified by the Board of Directors.
(Remuneration for Directors) Article 22. Remuneration for Directors is decided by resolutions of the shareholders' meetings.	(Remuneration) Article 22. Remuneration, bonuses and other interests in assets for Directors, which they receive from the Company in consideration for the execution of their duties (hereinafter referred to as "remuneration, etc."), are decided by resolution of the shareholders' meetings.
Chapter 5. Statutory Auditors and Board of Statutory Auditors	Chapter 5. Statutory Auditors and Board of Statutory Auditors
(Number of Statutory Auditors) Article 23. The Company has more than three Statutory Auditors.	(Number) Article 23. The Company has more than three Statutory Auditors.
(Election of Statutory Auditors) Article 24. Statutory Auditors are elected at the general shareholders' meetings. (2) Resolutions for the election of	(Election Method) Article 24. Statutory Auditors are elected at the general shareholders' meetings. (2) Resolutions for the election of

Current Articles of Incorporation	Proposed Changes
Statutory Auditors mentioned above are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all shareholders must attend.	Statutory Auditors mentioned above are carried by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of shareholders entitled to exercise their voting rights must attend.
(Term of Office for Statutory Auditors) Article 25. The term of office for Statutory Auditors expires on the conclusion of the annual shareholders' meeting corresponding to the last accounting term within four years from the assumption of office.	(Term of Office) Article 25. The term of office for Statutory Auditors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year that ends within four years after election.
(Board of Statutory Auditors' Meeting) Article 26. Notice of holding the Board of Statutory Auditors' meetings is sent to each Statutory Auditor no later than three days before the respective meeting. However, in cases of emergency, this period may be further shortened. (2). Unless otherwise specified by the applicable laws and regulations, resolutions of the Board of Statutory Auditors' meetings are passed by the majority of Statutory Auditors. (3) A summary and results of the proceedings of Board of Statutory Auditors meetings are recorded in minutes of the meeting. Statutory Auditors who are present at the relevant meeting sign and affix their seals to the minutes.	(Board of Statutory Auditors' Meeting) Article 26. Notice of holding the Board of Statutory Auditors' meetings is sent to each Statutory Auditor no later than three days before the respective meeting. However, in cases of emergency, this period may be further shortened. (Deleted) (Deleted)
(Paragraph 2 has been Newly Added)	(2) Matters related to the Board of Statutory Auditors are in accordance with provisions of the applicable laws and regulations or these Articles of Incorporation

Current Articles of Incorporation	Proposed Changes
	as well as the Rules of Board of Statutory Auditors specified by the Board of Statutory Auditors.
(Remuneration for Statutory Auditors) Article 27. Remuneration for Statutory Auditors is decided by resolution of the shareholders' meetings.	(Remuneration, etc.) Article 27. Remuneration, etc. for Statutory Auditors is decided by resolution of the shareholders' meetings.
(Full-time Statutory Auditor) Article 28. The Statutory Auditors elect a full-time Statutory Auditor from among them.	(Full-time Statutory Auditor) Article 28. The Board of Statutory Auditors elects a full-time Statutory Auditor by its resolution.
Chapter 6. Accounts	Chapter 6. Accounts
(Fiscal Year) Article 29. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year.	(Fiscal Year) Article 29. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year.
(Dividends) Article 30. Dividends of the Company are paid to shareholders listed or recorded on the final list of shareholders, or to registered pledgees as of March 31 of each fiscal year. The Company may pay interim dividends (denoting distribution of funds in accordance with Article 293-5 of the Commercial Code) to shareholders listed or recorded on the final list of shareholders, or to registered pledgees as of September 30 every year by resolution of the Board of Directors.	(Record Date for Dividends) Article 30. The record date for the year-end dividend payment of the Company is March 31 every year.
(Paragraph 2 has been Newly Added)	(2) The record date for the interim dividend payment of the Company is September 30 every year.

Current Articles of Incorporation	Proposed Changes
(Exclusion Period) Article 31. If dividends are not received after three years from the commencement of dividend payment, the Company is exempted from these payments. (2) Dividends do not bear any interest.	(Exclusion Period for Dividend Payment) Article 31. In cases where assets to be distributed are cash, and a shareholder does not receive such dividends even after three years from the commencement of dividend payment, the Company is exempted from these payments. (Deleted)

Proposal 4. Election of twelve directors

The term of office of all directors (11 directors) will expire upon the closing of this ordinary general meeting of shareholders. Therefore, the Company seeks to elect twelve (12) directors including four (4) new directors.
The candidates for directors are as follows:

Number	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
1	☆ Yoshiaki Takamura (July 20, 1942)	APR 1965	Entered Daiwa Danchi Co., Ltd.	5,000	None
		JUN 1985	Director		
		JUN 1987	Managing Director		
		JUN 1991	Executive Managing Director		
		APR 2001	Director, Daiwa House Industry Co., Ltd. Resigned Director		
		MAY 2004	Advisor		
		JUN 2004	Managing Director (to present) Deputy General Manager, Administration Division		
		APR 2005	General Manager, Management Planning Division		
		APR 2006	Advisor to Daiwa Kosho Lease Co., Ltd.		

		Chairman, Jigyokai K.K.		
2	Mutsuo Kajimoto (March 1, 1948)	APR 1970 Entered Daiwa House Industry Co., Ltd. MAY 1996 Director MAY 1999 Resigned Director Executive Director General Manager, Condominium Business Dept. APR 2000 General Manager, Collective Housing Business Division JUN 2000 Managing Director APR 2002 Advisor to Daiwa Kosho Lease Co., Ltd. JUN 2002 President (to present) President, Daiwa Unei Kanri K.K.	22,000	None
3	Teruhisa Ishibashi (July 9, 1949)	NOV 1973 Entered Daiwa Kosho Lease Co., Ltd. JUN 1982 Director APR 1987 General Manager, Equipment Lease Division NOV 1988 Branch Manger, Tokyo Branch	22,000	None

		JUN 1989 Deputy General Manager, Construction Division MAY 1990 Managing Director (to present) APR 1993 General Manager, Unit Business Dept. APR 1998 Take charge of Material Dept., Production and Depo Management JUL 2002 Take charge of Purchasing, Production & Depo Division APR 2004 Take charge of Production and Depo Division (to present)		
4	Masataka Ishibashi (October 30, 1952)	APR 1975 Entered Daiwa Kosho Lease Co., Ltd. JUN 1996 Director Take charge of Material Dept., Production and Depo Management APR 1998 Deputy General Manager, Standard Construction	46,064	

		Business Dept. General Manager, Osaka Branch Office JUL 1998 General Manager, Tokyo Branch Office JUL 2002 Take charge of Kyushu and Okinawa Region Branch Manager, Fukuoka Branch APR 2003 Regional Manager, Kanto (Tokyo) Region General Manager, Tokyo Branch Office JUN 2003 Managing Director (to present) APR 2005 Take charge of Business Promotion (to present)		
5	☆ Tsugio Hamada (February 25, 1947)	APR 1965 Entered Daiwa House Industry Co., Ltd. APR 2001 General Manager, Consolidated Management Control Dept. APR 2003 Executive Officer JUL 2003 General Manager, Accounting Dept., Administration	0	None

			Division (to present)		
		JUN 2003	Take charge of Consolidated Management Control Division (to present)		
		JUN 2004	Director (to present)		
		APR 2004	Advisor to Daiwa Kosho Lease Co., Ltd. (to present)		
6	Harumasa Shougaki (December 16, 1946)	APR 1965	Entered Daiwa House Industry Co., Ltd.	13,000	None
		FEB 1994	General Manager, Design Dept. III, Nagoya Branch Office		
		JUL 2000	General Manager, Design Dept., Business Division, Nagoya Branch		
		DEC 2001	Regional Leader, Construction Design, Central Japan Region (in charge of Steel Pipe Structure & Construction)		
		JUN 2002	General Manager, Technology Division, Daiwa		

			Kosho Lease Co., Ltd. Director (to present) Take charge of Technology Division (to present)		
7	Shinji Ishioka (March 16, 1958)	APR 1981 APR 1993 APR 1995 APR 1998 APR 2002 JUL 2002 APR 2003 JUN 2003 APR 2006	Entered Daiwa Kosho Lease Co., Ltd. Branch Manager, Chiba Branch Assistant General Manager, Sales Dept., Tokyo Branch Office Branch Manager, Chiba Branch Branch Manager, Nagoya Branch Take charge of Chubu (Hokuriku) Region Regional Manager, Chubu (Hokuriku) Region Director (to present) General Manger, Standard Construction Business Dept. (to present) Take charge of	13,000	None

			Private Sector Vitality Research Center (to present)		
8	Hisayoshi Maesono (October 28, 1952)	APR 1977 DEC 1988 APR 2001 MAY 2002 OCT 2002 JUN 2003 OCT 2003	Entered Daiwa House Industry Co., Ltd. General Manager, Kagoshima Collective Housing Sales Office General Manager, Fukuoka Nishi Sales Office Leader, Collective Housing Business Promotion, Kyushu Region General Manager, Housing Business Dept., Daiwa Kosho Lease Co., Ltd. Director (to present) General Manager, Collective Housing Lease Business Dept. (to present)	12,000	None
9	Shunsaku Morita (December 16, 1955)	APR 1979 OCT 1995	Entered Daiwa Kosho Lease Co., Ltd. General Manager, Tokyo Business Office, Unit Business	9,000	None

		Division		
		JUN 1997 Director		
		General Manager, Business Development Dept.		
		OCT 1997 General Manager, Unit Housing Business Dept.		
		OCT 2000 Assistant General Manager, Business Dept., Housing Business Division		
		AUG 2001 General Manager, Business Development Office		
		MAY 2002 Branch Manager, Yokohama Branch		
		JUN 2002 Resigned Director		
		JUL 2002 Take charge of Kanagawa & Chiba Region		
		APR 2003 Regional Manager, Kanagawa & Chiba Region		
		APR 2004 General Manager, Standard Construction Business Dept.		
		JUN 2004 Director (to p resent)		
		JUN 2005 Take charge of Private Sector		

			Vitality Research Center		
		APR 2006	General Manager, Distribution & Construction Lease Business Dept. (to present)		
10	Satoshi Henmi (February 1, 1960)	APR 1982	Entered Daiwa Kosho Lease Co., Ltd.	9,000	None
		APR 1990	General Manager, Takasaki Sales Office		
		APR 1996	Branch Manager, Urawa Branch		
		JUN 2001	Deputy General Manager, Standard Construction Business Office, Tokyo Branch Office		
		JUL 2002	Take charge of North Kanto Region Branch Manager, Saitama Branch		
		APR 2003	Regional Manager, North Kanto Region		
		JUN 2004	Director (to present)		
		APR 2005 Manager,	Regional Kanto (Tokyo) Region		
		APR 2006	Branch Manager, Tokyo Branch		

			(to present)		
11	☆ Kazunori Shinohara (September 6, 1951)	SEP 1979 OCT 1995 APR 1998 APR 1999 APR 2001 FEB 2003 APR 2003 APR 2005	Entered Daiwa House Industry Co., Ltd. General Manager, Kumamoto Housing Sales Office General Manager, Miyazaki Housing Sales Office General Manager, Hiroshima Subdivision Sales Office General Manager, Fukuoka Subdivision Sales Office Deputy Branch Manager, Daiwa Kosho Lease Co., Ltd. Regional Manager, Kyushu & Okinawa Region (to present) Branch Manager, Fukuoka Branch (to present) Administration Officer (to present)	6,000	None
12	☆ Koichi Ukiana (February 9, 1961)	APR 1983 OCT 1996	Entered Daiwa Kosho Lease Co., Ltd. Branch Manager,	5,000	None

		Sendai Branch (to present) APR 2003 Regional Manager, Hokkaido & Tohoku Region (to present)		

Note: Candidates for directors who will be newly appointed are indicated by ☆ marks.

Number of shares held as of the record date: ______ Shares
Number of shares registered on the shareholders register: ______ Shares
Number of shares registered on the beneficial shareholder register: ______ Shares

The number of voting rights is equal to the number of trading units (i.e. one right per trading unit)

Requests to Shareholders

- If you are attending the general meeting of stockholders, please submit this form of Letter of Exercise of Voting Rights to the reception at the meeting venue.

- If you are unable to attend it, please express your approval or disapproval and affix your seal on the form of Letter of Exercise of Voting Rights, and sent it back to us as soon as possible.

Daiwa Kosho Lease Co., Ltd.
Shareholder Number

.... Cutoff Line ....

Letter of Exercise of Voting Rights

To Daiwa Kosho Lease Co., Ltd.

Date of General Meeting of Stockholders: June 28, 2006
Number of Voting Rights: ______

With regard to the proposals to be submitted to the ordinary general meeting of shareholders of your company to be held as stated above (including adjourned or postponed meetings), I will exercise my voting rights as expressed on the right-hand description (by marking either Approval or Disapproval with a circle).

Date: _________

Proposal	Approval or Disapproval of the Original Proposal
No. 1	Approval Disapproval
No. 2	Approval Disapproval
No. 3	Approval Disapproval
No. 4	Approval Disapproval
Except the following candidates:	
( )	

Sample

(Seal)

Note: If there is neither expression of approval nor of disapproval of the proposals, we deem that your approval is given to the proposals.

(This letter will be delivered though the shareholder list administrator.)

When you mail Letter of Exercise of Voting Rights, please make sure to cut along the cutoff line.

……………………… Cutoff Line ………………………………

The stockholder list administrator
Osaka Corporate Agency Division
Mitsubishi UFJ Trust and Banking Corporation
Osaka Higashi Post Office Box 719

- No potage is necessary.
- Please ensure that this letter will not be mailed on or after the date of general meeting of stockholders stated on the reverse side.